International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2022

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

December 31, 2022

Contents

Section I: Executive Summary	Summary Financial Results	4

Section II: Overview	Financial Business Model	6
	Basis of Reporting	7

Section III: Financial Results	Financial Results and Portfolio Performance	9
	Net Income	10

Section IV: Risk Management	Risk Governance	16
	Management of IBRD’s Risks	16

Section V: Governance	Senior Management Changes	24

List of Tables, Figures and Box	Tables	25
	Figures	25
	Box	25

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion and Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the six months ended December 31, 2022 (FY23 YTD). This document should be read in conjunction with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2022 (FY22). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the six months ended December 31,		As of and for the fiscal year ended June 30,
	2022	2021	2022
Lending Highlights (Section III)
Net commitments [a]	$9,952	$10,070	$33,072
Gross disbursements	15,289	15,193	28,168
Net disbursements	8,839	7,719	14,876
Income Statement (Section III)
Board of Governors-approved and other transfers	$(221)	$(354)	$(354)
Net income	720	538	3,990
Balance Sheet (Section III)
Total assets	$322,757	$317,147	$317,542
Net investment portfolio	74,508	84,435	82,057
Net loans outstanding	236,706	223,953	227,092
Borrowing portfolio [b]	257,706	257,687	256,909
Total equity	58,072	48,152	55,320
Non-GAAP Measures
Allocable Income (Section III)	$791	$519	$806
Usable Equity [c] (Section IV)	51,405	50,011	50,481
Equity-to-Loans Ratio [d] (Section IV)	21.6%	22.1%	22.0%

a.

Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b.	Includes associated derivatives.
c.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes the transfer to the General Reserve.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

With its many years of experience and its depth of knowledge in international development, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to both the WBG’s twin goals of ending extreme poverty and promoting shared prosperity by providing countries with loans, guarantees, advisory services, analytical support and other products. IBRD’s operations are underpinned by the Green, Resilient and Inclusive Development (GRID) approach, which provides the longer-term framework for enabling the needed economic and social transformations.

IBRD and its affiliated organizations seek to help countries in reducing poverty and inequality, achieve improvements in growth, job creation, governance, the environment, climate adaptation, mitigation and resilience, human capital, infrastructure and debt transparency, among others. To meet its development goals, the WBG implements country programs to improve growth and development outcomes. Further, new and ongoing challenges continue to influence the global outlook. These include high inflation, the rise in food insecurity, growing inequality, global fragility, the coronavirus disease (COVID-19) pandemic, the Russian invasion of Ukraine and other geopolitical events, rising debt, climate change, and macroeconomic imbalances. In response, IBRD, as part of the WBG efforts, continues to work with partners at global and country levels to support its borrowing countries in addressing the impact of these multiple crises, to enhance resilience, and lay the groundwork for rebuilding better. To further enhance these efforts, in January 2023, the Board and Management discussed an Evolution Roadmap for the WBG to better address the scale of development challenges that affect the WBG’s ability to achieve its mission. The roadmap provides a basis for Management and the Board to exchange views on priorities, identify areas for deeper engagement over the coming months, and begin implementation in the three building blocks of this process: vision and mission, operating model, and enhancing financial capacity and model.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The World Bank consists of IBRD and IDA.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section I: Executive Summary

Summary Financial Results

Net Income

IBRD recorded net income of $720 million for the first six months of FY23, compared with net income of $538 million during the same period in FY22. The $182 million increase was primarily due to higher net loan interest revenue, partially offset by the increase in provision for losses on loans and other exposures, and lower unrealized mark-to-market gains on IBRD’s non-trading portfolios. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses for these portfolios are not included in IBRD’s allocable income.

Allocable Income

Allocable income is the measure IBRD uses for making net income allocation decisions. During the first six months of FY23, allocable income was $791 million, an increase of $272 million from the same period in FY22. The increase was primarily due to higher net loan interest revenue, partially offset by the increase in provision for losses on loans and other exposures, primarily due to the higher loss given default (severity) due to the greater increase in the implied forward interest rates during the first six months of FY23, compared with the same period in FY22 (see Section III and Section IV).

    In millions of U.S. dollars – YTD

Lending Operations

IBRD’s lending operations during the first six months of FY23 provided $10.0 billion of net commitments, $15.3 billion of gross loan disbursements, and $8.8 billion of net loan disbursements. Net loans outstanding were $236.7 billion as of December 31, 2022.

In billions of U.S. dollars

Net commitments were slightly lower by $0.1 billion compared with the same period in FY22 (see Table 5). The regions with the largest share of commitments in the first six months of FY23 were Latin America and the Caribbean with 42%, and Europe and Central Asia with 25%.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section I: Executive Summary

Net Investment Portfolio

IBRD’s net investment portfolio decreased by $7.6 billion, from $82.1 billion as of June 30, 2022 to $74.5 billion as of December 31, 2022. The decrease was primarily due to net loan disbursements during the period and is consistent with the lower target liquidity level in FY23 compared to FY22 (see Section IV). Fifty-eight percent of the investments are rated AA or above (see Table 11), reflecting IBRD’s objective of principal protection and its preference for high-quality investments.

In billions of U.S. dollars

Borrowing Portfolio

As of December 31, 2022, the borrowing portfolio was $257.7 billion, relatively stable compared to June 30, 2022, as the new issuances were largely offset by the maturities during the period.	In billions of U.S. dollars

Equity-to-Loans Ratio

The Equity-to-Loans ratio decreased from 22.0% as of June 30, 2022 to 21.6% as of December 31, 2022, primarily due to the increase in loan exposures. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s Equity-to-Loans ratio.

During the first six months of FY23, IBRD received $667 million of paid-in capital subscribed under the 2018 General and Selective Capital Increases (GCI and SCI), bringing the cumulative amounts received to $4.7 billion, representing 63% of the total amount expected over the subscription period.

Ratio in percentages

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section II: Overview

Section II: Overview

IBRD, an international organization owned by its 189 member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is a Multilateral Development Bank (MDB) that combines knowledge services and financing with a global reach. IBRD’s value is derived from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and low-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports in key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, flagship events and fora to address the most pressing global development challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position. It also seeks to provide support to IDA and trust funds through income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in middle income and creditworthy low-income countries, long-term loans with maturities up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs in multiple currencies on variable spread and previously on fixed spread terms. Borrowers have generally preferred loans denominated in U.S. dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, IBRD intermediates funds for lending from the international capital markets. IBRD’s loans are also financed through its equity. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section II: Overview

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduces volatility in net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 1). This revenue is used for administrative expenses, provision for losses on loans and other exposures2 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes including transfers to IDA.

In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust fund fees, reimbursable funds, and revenues from fee-based services to member countries. Non-interest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

Figure 1: Sources and Uses of Revenue

Basis of Reporting

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all derivatives are reported at fair value, with changes in fair value reported in the Statements of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses net income as the basis for deriving allocable income, as discussed below.

[2]	Other exposures include signed loan commitments (including deferred drawdown options – DDOs and irrevocable commitments) and guarantees.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section II: Overview

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with the non-trading portfolios, as well as Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) and Table 1, for details of the adjustments to reported net income to calculate allocable income.

The volatility in IBRD’s net income is often driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of IBRD’s assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheets, with changes in fair values reflected in the Statements of Income.

In line with its financial risk management policies, for the non-trading portfolios, unrealized mark-to-market gains and losses from instruments carried at fair value (borrowing portfolio, and derivatives in the loans and Other ALM portfolios) are excluded from allocable income.

For the trading portfolio (investment portfolio), allocable income includes both realized and unrealized mark-to-market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the underlying item is a physical asset held at amortized cost.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Financial Results

Financial Results and Portfolio Performance

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s net income and allocable income.

Table 1: Condensed Statements of Income

In millions of U.S. dollars

			Impact on income
For the six months ended December 31,	2022	2021	Decrease /Increase
Revenue on interest earning assets, net of funding costs
Loan interest revenue, net	$1,845	$897
Other ALM derivatives, net	(184)	333
Investment revenue, net [a]	96	27

Total revenue on interest earning assets, net	$1,757	$1,257

Provision for losses on loans and other exposures [b]	(363)	(198)
Net non-interest expenses (Table 7)	(720)	(717)
Net pension cost, other than service cost (Table 7)	101	137
Net other revenue (Table 6)	91	118
Board of Governors-approved and other transfers	(221)	(354)
Non-functional currency translation adjustment (losses) gains, net	(28)	56
Unrealized mark-to-market gains on non-trading portfolios, net [c]	103	239

Net income	$720	$538

Adjustments to reconcile net income to allocable income:
Pension [d] and other adjustments	(75)	(78)
Board of Governors-approved and other transfers	221	354
Non-functional currency translation adjustment losses (gains), net	28	(56)
Unrealized mark-to-market gains on non-trading portfolios, net [c]	(103)	(239)

Allocable income	$791	$519

a.

Includes unrealized mark-to-market gains on the Investments-trading portfolio of $47 million in FY23 YTD (unrealized mark-to-market gains of $22 million in FY22 YTD) and excludes Post Employment Benefit Plan (PEBP) and Post Retirement Contribution Reserve Fund (PCRF) gains of $21 million in FY23 YTD ($50 million gains for FY22 YTD) reported in Net other revenue (Table 6).

b.	Includes changes on recoverable asset relating to Guarantee received under the Exposure Exchange Agreements (EEAs).
c.	Adjusted to exclude amounts reclassified to realized gains (losses).
d.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan and PCRF contributions were $130 million in FY23 YTD and $123 million in FY22 YTD.

Table 2: Condensed Balance Sheets

In millions of U.S. dollars

As of	December 31, 2022	June 30, 2022	Decrease / Increase
Investments and due from banks	$76,964	$82,299
Net loans outstanding [a]	236,706	227,092
Derivative assets, net	294	804
Other assets	8,793	7,347

Total Assets	$322,757	$317,542

Borrowings	227,654	235,173
Derivative liabilities, net	29,582	20,041
Other liabilities	7,449	7,008
Equity	58,072	55,320

Total Liabilities and Equity	$322,757	$317,542

a.	The fair value of IBRD’s loans was $234,152 million as of December 31, 2022 ($225,046 million - June 30, 2022).

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

The main drivers of the change in the Balance Sheets items are below:

•	Increase in net loans outstanding primarily from net loan disbursements;

•	Decrease in investments and due from banks primarily due to net loan disbursements, in line with the decrease in the target liquidity level;

•	Increase in other assets mainly from higher accrued interest receivable on loans consistent with the increase in interest rates;

•

Decrease in borrowings from mark-to-market gains as a result of the increase in interest rates, with offsetting losses on derivatives that decreased derivative assets and increased derivative liabilities; and

•	Increase in equity, mostly from the increase in accumulated other comprehensive income due to the increase in the Debit Valuation Adjustment (DVA) on fair value option elected liabilities.

Net Income

IBRD’s net income was $720 million for the first six months of FY23, compared with net income of $538 million during the same period in FY22. The $182 million increase in net income in FY23 YTD was primarily due to higher net loan interest revenue, partially offset by the increase in provision for losses on loans and other exposures and lower unrealized mark-to-market gains on non-trading portfolios (see Table 1).

Results from Lending activities

Loan Interest Revenue, net

Under IBRD’s pricing policy, the lending rates for all loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives, the loan and borrowing portfolios are based on variable interest rates. The portion of the loan portfolio funded by equity is sensitive to changes in interest rates.

Figure 2: Loan interest revenue and funding cost (including derivatives) In millions of U.S. dollars, YTD	Figure 3: Loan interest revenue, net In millions of U.S. dollars, YTD

For the first six months of FY23, IBRD’s loan interest revenue, net of funding costs was $1,845 million, an increase of $948 million compared with the same period in FY22 (Figure 3). Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio that is sensitive to interest rate movements, thereby partially stabilizing the net interest revenue earned from these loans (see Figure 3). Other ALM derivatives comprise interest rate swaps which are used to convert the variable rate cash flows from these loans to fixed rate cash flows. The combined effect of the increase in loan interest revenue, net of $948 million and the decrease in interest revenue from Other ALM derivatives, net of $517 million from FY22 YTD to FY23 YTD, resulted in a total increase in net loan interest revenue of $431 million. The increase was primarily due to the higher average loan balance and the lag between the SOFR-based loans resetting and the mixed 6-month LIBOR and SOFR based debt funding portfolio.

Provision for losses on loans and other exposures

IBRD recorded a provision for losses on loans and other exposures of $363 million in FY23 YTD, $165 million higher than the same period in FY22, primarily driven by the increase in the loss given default (severity), due to the greater increase in the implied forward interest rates in FY23 YTD compared to FY22 YTD. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge interest on overdue interest. As the majority of IBRD’s loans carry a variable interest rate, increases in forward interest rates increase the expected losses that are recorded through the provision for losses on loans and other exposures in the statements of income.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Table 3: Change in Net Loans Outstanding In millions of U.S. dollars		Figure 4: Net Loans Outstanding In billions of U.S. dollars
Net Loans outstanding as of June 30, 2022	$227,092
Activity during the period:
Gross loan disbursements	15,289
Loan repayments	(6,450)
Increase in accumulated provision for loan losses [a]	(306)
Change in deferred loan income	5
Translation adjustments	1,076

Total change	$9,614

Net Loans outstanding as of December 31, 2022	$236,706

a.	See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

As of December 31, 2022, 81% of IBRD’s total loans outstanding after derivatives were denominated in U.S. dollars, and 18% were denominated in euro. For the regional presentation of loans outstanding, see Notes to Condensed Quarterly Financial Statements, Note D: Loans and other exposures, Table D6.

Gross disbursements were $15.3 billion in FY23 YTD, marginally higher compared with the same period in FY22 (Table 4). The increase in Development Policy Financing (DPF) disbursements and Program for Results (PforR) disbursements were largely offset by the decrease in Investment Project Financing (IPF) disbursements.

Table 4: Gross Disbursements by Region

In millions of U.S. dollars

For the six months ended December 31,	2022	% of total	2021	% of total	Variance
Eastern and Southern Africa	$1,045	7%	$1,052	7%	$(7)
Western and Central Africa	69	*	84	1	(15)
East Asia and Pacific	2,386	16	2,761	18	(375)
Europe and Central Asia	3,263	21	2,060	13	1,203
Latin America and the Caribbean	5,817	38	5,897	39	(80)
Middle East and North Africa	1,535	10	1,694	11	(159)
South Asia	1,174	8	1,645	11	(471)

Total	$15,289	100%	$15,193	100%	$96

*	Indicates percentage less than 0.5%.

Net commitments were $10.0 billion in FY23 YTD, marginally lower by $0.1 billion compared with the same period in FY22 (Table 5). In FY23 YTD, lower PforR and DPF commitments were largely offset by higher IPF commitments.

Table 5: Net Commitments by Region

In millions of U.S. dollars

For the six months ended December 31,	2022	% of total	2021	% of total	Variance
Eastern and Southern Africa	$715	7%	$185	2%	$530
Western and Central Africa	—	—	84	1	(84)
East Asia and Pacific	700	7	2,580	26	(1,880)
Europe and Central Asia	2,477	25	1,760	17	717
Latin America and the Caribbean	4,172	42	2,806	28	1,366
Middle East and North Africa	1,108	11	1,110	11	(2)
South Asia	780	8	1,545	15	(765)

Total	$9,952	100%	$10,070	100%	$(118)

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Results from Investing Activities

Net Investment Portfolio

IBRD’s net investment portfolio was $74.5 billion as of December 31, 2022 ($82.1 billion as of June 30, 2022). Of this amount, $71.0 billion related to the liquid asset portfolio ($78.8 billion as of June 30, 2022). See Notes to Condensed Quarterly Financial Statements, Note C: Investments. The decrease in the liquid asset portfolio is primarily due to the net loan disbursements during the period and in line with the lower target liquidity level in FY23.

Net Investment Revenue

IBRD’s net investment revenue increased by $69 million in FY23 YTD compared to FY22 YTD. This was primarily due to higher net interest revenue and higher unrealized mark-to-market gains on forward contracts due to foreign currency changes.

Figure 5: Net Investment Portfolio In billions of U.S. dollars	Figure 6: Investment Revenue, net In millions of U.S. dollars, YTD

Results from Borrowing Activities

As of December 31, 2022, the borrowing portfolio was $257.7 billion, largely stable compared with June 30, 2022 (see Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). Issuances of medium-and long-term debt of $12.1 billion during the period were highly diversified by investor profile and location, with an average maturity of 5 years. The funds raised financed development lending operations and satisfied the liquidity requirements.

Figure 7: Borrowing Portfolio (original maturities)

In billions of U.S. dollars

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Net Other Revenue

Net non-interest revenue was lower by $27 million in FY23 YTD, compared with the same period in FY22. The decrease was mainly due to the lower investment earnings from the PEBP and PCRF holdings, consistent with prevailing market conditions.

Table 6: Net Other Revenue

In millions of U.S. dollars

For the six months ended December 31,	2022	2021	Variance
Loan commitment fees	$61	$65	$(4)
Guarantee fees	8	7	1
Net Earnings from PEBP and PCRF	21	50	(29)
Others	1	(4)	5

Net other revenue (Table 1)	$91	$118	$(27)

Net Non-Interest Expenses

As shown in Table 7, IBRD’s net non-interest expenses are primarily comprised of administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue-sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between the two entities. The administrative expenses shown in Table 7 include costs related to IBRD-executed trust funds and other externally funded activities.

Figure 8: Net Non-Interest Expenses (GAAP basis)

In millions of U.S. dollars, YTD

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

The increase in net non-interest expenses on both a GAAP basis and allocable income basis from FY22 YTD to FY23 YTD was primarily driven by higher staff costs and higher travel expenses. Travel expenses have been gradually increasing since the easing of the COVID-19-related travel restrictions and office closures and are now approximately 75% of the pre-COVID level (See Table 7):

Table 7: Net Non-Interest Expenses

In millions of U.S. dollars

For the six months ended December 31,	2022	2021	Variance
Administrative expenses
Staff costs	$542	$507	$35
Travel	55	15	40
Consultant fees and contractual services	178	167	11
Pension and other postretirement benefits [a]	173	220	(47)
Communications and technology	40	34	6
Premises and equipment	63	56	7
Other expenses	15	18	(3)

Total administrative expenses	$1,066	$1,017	$49

Grant making facilities	15	14	1
Revenue from externally funded activities:
Reimbursable revenue – IBRD executed trust funds	(228)	(196)	(32)
Other revenue	(133)	(118)	(15)

Total revenue from externally funded activities	$(361)	$(314)	$(47)

Net non-interest expenses (Table 1)	720	717	3
Net pension cost, other than service cost [b] (Table 1)	(101)	(137)	36

Net non-interest expenses - GAAP basis	$619	$580	$39

Adjustments to arrive at net non-interest expenses - allocable income basis
Pension, Externally Financed Outputs (EFO) and Reserve Advisory and Management Partnership (RAMP) adjustments [c]	54	33	21

Net non-interest expenses - Allocable income basis	$673	$613	$60

a.	Represents the service cost component of net periodic pension cost. See Notes to Condensed Quarterly Financial Statements, Note H: Pension and Other Postretirement Benefits.
b.	Amount is included in Other Non-interest expenses in the Condensed Statements of Income (see Table 1).
c.	Adjustments are included in the Pension and other adjustments line in Table 1. The RAMP adjustment applies from June 30, 2022, prospectively.

Unrealized mark-to-market gains and losses on non-trading portfolios

Unrealized mark-to-market gains and losses associated with the non-trading portfolios are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For the first six months of FY23, $103 million of net unrealized mark-to-market gains ($239 million net unrealized mark-to-market gains for same period in FY22) were excluded from reported net income to arrive at allocable income (see Table 1).

Table 8: Unrealized Mark-to-market Gains and Losses on Non-trading Portfolios a

In millions of U.S. dollars

For the six months ended December 31,	2022	2021	Variance
Loan-related derivatives	$1,955	$663	$1,292
Other assets/liabilities management derivatives, net	(1,789)	(589)	(1,200)
Borrowings, including derivatives	(62)	162	(224)
Client operations derivatives	—	3	(3)
Others, net	(1)	—	(1)

Total	$103	$239	$(136)

a.	Adjusted to exclude amounts reclassified to realized mark-to-market gains (losses).

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section III: Financial Results

Loan Portfolio

Loans are reported at amortized cost, whereas the derivatives used to convert the loans from fixed-rate to variable-rate instruments for asset liability management purposes, are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, the mark to market effect on loans is not reflected in the reported net income. Net income includes only the unrealized mark-to-market gains and losses on loan related derivatives, which for the first six months of FY23 were gains of $1,955 million, primarily due to the increase in interest rates for the six months ended December 31, 2022. See Section IV: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

Borrowing Portfolio

IBRD’s bonds and the related derivatives are reported at fair value. IBRD recorded $62 million of net unrealized mark-to-market losses on IBRD’s bonds and associated derivatives, due to the increase in interest rates for the six months ended December 31, 2022. The losses on the bond-related derivatives exceeded the gains on the bonds. The net unrealized mark-to-market gains on IBRD’s bonds exclude changes in IBRD’s own credit, referred to as the DVA on Fair Value Option elected liabilities, which is recorded in Accumulated Other Comprehensive Income (AOCI). For the first six months of FY23, the DVA was $974 million of unrealized mark-to-market gains, resulting mainly from the widening of IBRD’s credit spreads relative to the applicable reference rate during the period. As of December 31, 2022, IBRD’s Condensed Balance Sheets included a cumulative DVA of $1,338 million of mark-to-market gains reflected in AOCI (see Notes to the Condensed Quarterly Financial Statements, Note K – Fair Value Disclosures).

Other ALM Portfolio

IBRD uses derivatives to stabilize its interest revenue from the portion of loans which are sensitive to changes in short-term interest rates. The Other ALM portfolio consists of derivatives which convert variable rate loan cash flows to fixed rate loan cash flows. In the first six months of FY23, IBRD recorded unrealized mark-to-market losses of $1,789 million on this portfolio, primarily due to the increase in interest rates for the six months ended December 31, 2022. As of December 31, 2022, the duration of this portfolio was 4.6 years, within the Board established limit of 5 years.

Board of Governors-approved Transfers

On August 2, 2022, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust Fund for Gaza and the West Bank. The transfer was made on August 17, 2022.

During the three months ended December 31, 2022, $24 million was utilized out of the cumulative transfers of $85 million to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). Accordingly, Other reserves was reduced, as the conditions specified for the use by the beneficiaries had been met. As of December 31, 2022, the unutilized balance of the cumulative transfers to the GPG Fund was $61 million.

Since 1964, IBRD has made transfers to IDA out of its net income, upon approval by the Governors. Under a formula-based approach for IBRD’s income support to IDA, the amount of income transfer recommended for IDA is a function of IBRD’s financial results. On October 14, 2022, the Board of Governors approved a transfer of $117 million to IDA out of FY22 allocable income, which was made on October 20, 2022.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls. Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities.

Risk Oversight and Coverage

The Vice President and WBG Chief Risk Officer (CRO) oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes, and systems, or from external events.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

For a detailed discussion of the risk governance and risk oversight and coverage, see IBRD’s MD&A for the fiscal year ended June 30, 2022, Section IX: Risk Management.

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks in its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty credit, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Geopolitical Events and Global Outlook

The Russian invasion of Ukraine that began in February 2022 negatively impacted regional and global financial markets and economic conditions. It also created significant needs for humanitarian and other critical support. From the outbreak of the conflict, through December 31, 2022, IBRD committed $2.2 billion to Ukraine. Over the same period, IBRD disbursed $2.1 billion (including commitments made prior to the start of the invasion) to help the government of Ukraine provide critical services.

As of December 31, 2022, IBRD’s loans outstanding to Ukraine were $8.2 billion, with $1.7 billion guaranteed by third parties. In addition, IBRD provided $0.7 billion of guarantees to Ukraine that were outstanding as of December 31, 2022. As of December 31, 2022, there were no loans outstanding to the Russian Federation.

As of December 31, 2022, despite the broad impact of geopolitical events and other ongoing challenges to the global outlook, including high inflation, the rise in food insecurity, growing inequality, global fragility, the coronavirus disease (COVID-19) pandemic, rising debt, climate change, and macroeconomic imbalances, IBRD had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources. The liquid asset portfolio was above the Target Liquidity Level (see Table 13).

Management remains vigilant in assessing funding needs in the medium and longer-term to manage the effect of possible severe market movements.

IBRD’s capital adequacy, as indicated by the Equity-to-Loans ratio (Table 9) remains above the minimum level.

As of the reporting date, country credit risk and counterparty credit risk remain in line with the existing governance framework and established credit limits. The loan loss provisions include IBRD’s current assessment of country credit risk. The fair values of related financial instruments reflect counterparty credit risk in IBRD’s portfolios. Developments in the market continue to be closely monitored and managed.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the Equity-to-Loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio and other exposures over a medium-term capital-planning horizon.

As shown in Table 9, IBRD’s Equity-to-Loans ratio was 21.6% as of December 31, 2022, a decrease from 22.0% as of June 30, 2022, mainly due to the increase in loan exposure outpacing the increase in equity, and remained above the 20% minimum ratio under the strategic capital adequacy framework. During the first six months of FY23, IBRD received $667 million of paid-in capital subscribed under the 2018 GCI and SCI, bringing the cumulative amounts received to $4.7 billion, 63% of the total amount of $7.5 billion expected over the subscription period. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s Equity-to-Loans ratio. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Table 9: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	December 31, 2022	June 30, 2022	Total	Due to Activities	Due to Translation Adjustments
Usable paid-in capital (Table 10)	$20,099	$19,352	$747	$671	$76
Special reserve	293	293	—	—	—
General reserve [a]	32,053	32,053	—	—	—
Cumulative translation adjustment [b]	(1,130)	(1,342)	212	—	212
Other adjustments [b] [c]	90	125	(35)	—	(35)

Equity (usable equity)	$51,405	$50,481	$924	$671	$253

Loans exposure	$239,278	$229,344	$9,934	$8,839	$1,095
Present value of guarantees	2,823	2,703	120	80	40
Effective but undisbursed DDOs	398	598	(200)	(200)	—
Related accumulated provisions	(2,526)	(2,142)	(384)	(363)	(21)
Deferred loan income	(507)	(510)	3	5	(2)
Other exposures	(1,042)	(743)	(299)	(295)	(4)

Loans (total exposure)	$238,424	$229,250	$9,174	$8,066	$1,108

Equity-to-Loans Ratio	21.6%	22.0%

a.	June 30, 2022 amount includes the transfer to the General Reserve, which was approved by the Board on August 4, 2022.
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Includes cumulative translation gains on non-functional currencies of $138 million ($173 million gains for FY22).

Table 10: Usable Paid-In Capital

In millions of U.S. dollars

As of	December 31, 2022	June 30, 2022	Variance
Paid-in Capital	$21,166	$20,499	$667
Adjustment on released NCPIC for net deferred MOV receivable [a]	(430)	(424)	(6)
Adjustments for unreleased NCPIC:
Restricted cash	(55)	(55)	—
Demand notes	(322)	(316)	(6)
MOV receivable	(262)	(354)	92
MOV payable	2	2	—

Total Adjustments for unreleased NCPIC	(637)	(723)	86

Usable paid-in capital	$20,099	$19,352	$747

a.	The Maintenance-Of-Value (MOV) on released National Currency Paid-In Capital (NCPIC) is considered to be deferred.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries, which reflect country economic, financial, and political circumstances, and also considers environmental, social and governance (ESG) risk factors. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 9: Country Exposures as of December 31, 2022

In billions of U.S. dollars

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers accounts for a large share of loans outstanding, is a key risk for IBRD. The ten countries with the highest exposures accounted for 60% of IBRD’s total exposure as of December 31, 2022.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of DDOs, and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL).

The SBL framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under this system, the FY23 SBL is $28.0 billion for highly creditworthy countries below the GDI, and $21.2 billion for highly creditworthy countries above the GDI.

Accumulated Provision for Losses on Loans and Other Exposures

As of December 31, 2022, IBRD’s accumulated provision for losses on loans and other exposures was $2,550 million, including $409 million of accumulated provision related to loan commitments (see Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures). This was less than 1% of the underlying exposures ($2,165 million as of June 30, 2022, less than 1% of total exposures).

As of December 31, 2022, 0.6% of IBRD’s total loans outstanding were in nonaccrual status, all related to Zimbabwe and Belarus. During the first six months of FY23, IBRD received less than $1 million of payments towards amounts overdue from Zimbabwe ($1.5 million for FY22 YTD). See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures.

Effective October 17, 2022, all loans made to or guaranteed by Belarus were placed into nonaccrual status. The impact of this event was reflected in IBRD’s September 30, 2022 financial statements. No loans to any borrowing country were restored to accrual status during the first six months of FY23.

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies and Asset-backed securities, Corporates, and Time Deposits).

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

As shown in Table 11, 58% of IBRD’s investment portfolio is rated AA or above, and the remainder predominantly rated A. The exposures with AAA and AA rated counterparties primarily relate to sovereign debt and time deposits. The A rated counterparties principally consist of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

Table 11: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of December 31, 2022
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$13,708	$6,039	$—	$19,747	26%
AA	1,408	22,277	14	23,699	32
A	17,828	13,127	67	31,022	42
BBB	—	38	—	38	*
BB or lower/unrated	36	4	—	40	*

Total	$32,980	$41,485	$81	$74,546	100%

	As of June 30, 2022
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$21,582	$10,398	$—	$31,980	40%
AA	1,520	28,413	68	30,001	37
A	6,060	11,890	88	18,038	23
BBB	—	48	—	48	*
BB or lower/unrated	39	5	2	46	*

Total	$29,201	$50,754	$158	$80,113	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs and fulfill their development mandates (see Table 12).

IBRD has a master derivatives agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of December 31, 2022, IBRD had not exercised this right, but may do so under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Table 12: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of December 31, 2022
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$7,206	$—

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	251	8

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing financial risks	3,288	—

			$10,745	$8

Changes in Credit Spreads

The sensitivity of IBRD’s portfolios to credit represents the change in fair value corresponding to changes in credit spreads.

•

Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2022) and a consultative loss limit.

•

Borrowings: IBRD’s own credit risk reflects the cost of funding relative to applicable reference rates. Changes in IBRD’s credit spreads results in unrealized mark-to-market gains/losses, recorded as Net Change in DVA on Fair Value Option elected liabilities in the Condensed Statements of Comprehensive Income.

•

Loans. IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates Credit Default Swaps (CDS) spreads as an indicator of the credit risk for each borrower. IBRD does not hedge its sovereign credit exposure, but Management assesses its credit risk through a loan-loss provisioning framework. Loan-loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.

•

Derivatives. IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates.

Loans to borrowing countries

Under IBRD’s loan agreements, if an interest rate yields a negative rate, the interest rate charged is zero.

Liquid Asset Portfolio

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in IBRD’s MD&A as of June 30, 2022). During the first six months of FY23, IBRD’s liquid asset portfolio recorded unrealized mark-to-market gains, mainly from foreign currency forward contracts.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolio’s London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread relative to what was computed in the fixed-spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed-spread loan pricing, both of which can be changed at Management’s discretion for new loan offers:

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan

•	Risk premium: A charge for the risk that actual funding costs are higher than projected Liquid Asset Portfolio Spread Exposure

Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms was suspended.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the reset dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rate swaps to reduce sizable timing mismatches.

Alternative Reference Rates

The Financial Conduct Authority (FCA), the regulator of LIBOR, confirmed that effective December 31, 2021, all the LIBOR settings, except for certain USD LIBOR, which will be available until June 30, 2023, would cease to be provided by any administrator or were no longer representative.

In consideration of the regulatory guidance and in preparation for the global markets’ transition away from LIBOR, IBRD took the necessary steps to facilitate a smooth and orderly transition of its financial instruments to alternative reference rates. This transition started on January 1, 2022.

Out of the total loans outstanding as of December 31, 2022, approximately 59% have transitioned and 10% are still subject to transition to alternative reference rates. The remaining 31% of the total loans outstanding are not required to transition to alternative reference rates. The switch over of existing variable spread and non-USD fixed spread loans to alternative reference rates began in January 2022, at the loan reset dates, and was completed as of June 30, 2022. The USD fixed spread loans will begin transitioning in July 2023, as the loans reset.

Out of the total derivative portfolio notional as of December 31, 2022, less than 1% have transitioned and 73% are still subject to transition to alternative reference rates. The remaining 27% of the total derivative portfolio notional is not subject to transition to alternative reference rates. For the vast majority of the derivative portfolio subject to transition, IBRD either has sufficient provisions in the derivative agreements with its counterparties, has adhered to the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol) or works bilaterally with counterparties, to ensure a smooth transition to alternative reference rates.

As of December 31, 2022, about 98% of IBRD’s borrowing portfolio either carries fixed interest rates or is not subject to transition to alternative reference rates.

IBRD will continue to work with key stakeholders, including internal subject matter experts, senior management, borrowers, industry groups and other market participants, to mitigate potential financial and operational risks to which IBRD is exposed, and to ensure an orderly transition to the alternative reference rates.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section IV: Risk Management

Exchange Rate Risk

IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the Equity-to-Loans ratio against exchange rate movements.

To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the Equity-to-Loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall Equity-to-Loans ratio.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of Target Liquidity Level continues to function as a guideline rather than a hard ceiling (see Table 13).

Table 13: Liquidity Levels for FY23

	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	54.0
Guideline Maximum Liquidity Level	81.0	150%
Prudential Minimum Liquidity Level	43.2	80%
Liquid Asset Portfolio as of December 31, 2022	71.0	131%

The FY23 Target Liquidity Level is $3.0 billion lower than the prior year, due to the lower projected debt service.

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	Section V: Governance

Section V: Governance

Senior Management Changes

On January 26, 2023, the following senior management changes were announced:

•

Mari Pangestu announced her retirement as Managing Director for Development Policy and Partnerships, effective March 1, 2023. Axel van Trotsenburg, Managing Director for Operations (MDO), was appointed Senior Managing Director and will assume responsibility for the World Bank’s Development Policy and Partnerships, effective April 3, 2023. In the intervening period, Mamta Murthi, Vice President for Human Development, will be the Acting Managing Director for Development Policy and Partnerships.

•	Anna Bjerde was appointed Managing Director for Operations (MDO), effective April 3, 2023.

IBRD Management’s Discussion and Analysis: December 31, 2022

Management’s Discussion and Analysis	List of Tables, Figures and Box

List of Tables, Figures and Box

Tables

IBRD Management’s Discussion and Analysis: December 31, 2022

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INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2022

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

CONDENSED BALANCE SHEETS

Expressed in millions of U.S. dollars

	December 31, 2022 (Unaudited)	June 30, 2022 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$524	$392

Restricted cash	80	87

	604	479

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $30 million—December 31, 2022; $36 million—June 30, 2022)—Notes C and K	76,262	81,783

Securities purchased under resale agreements—Notes C and K	98	37

Derivative assets, net—Notes C, E, F, I and K	294	804

Loans outstanding—Notes D, I and K
Total loans	306,607	303,867
Less undisbursed balance (including signed loan commitments of $56,792 million — December 31, 2022, and $56,951 million —June 30, 2022)	(67,329)	(74,523)

Loans outstanding	239,278	229,344
Less:
Accumulated provision for loan losses	(2,065)	(1,742)
Deferred loan income	(507)	(510)

Net loans outstanding	236,706	227,092

Other assets—Notes C, D, E and I	8,793	7,347

Total assets	$322,757	$317,542

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

	December 31, 2022 (Unaudited)	June 30, 2022 (Unaudited)

Liabilities

Borrowings—Notes E and K	$227,654	$235,173

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	31	37

Derivative liabilities, net—Notes C, E, F, I and K	29,582	20,041

Other liabilities—Notes C, D and I	7,418	6,971

Total liabilities	264,685	262,222

Equity

Capital stock—Note B
Authorized capital (2,783,873 shares—December 31, 2022, and June 30, 2022)

Subscribed capital (2,593,354 shares—December 31, 2022, and 2,545,984 shares—June 30, 2022)	312,849	307,135
Less uncalled portion of subscriptions	(291,683)	(286,636)

Paid-in capital	21,166	20,499

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(322)	(316)

Receivable amounts to maintain value of currency holdings	(262)	(354)

Deferred amounts to maintain value of currency holdings	(430)	(424)

Retained earnings (Condensed Statements of Changes in Retained Earnings and Note G)	35,717	34,997

Accumulated other comprehensive income—Note J	2,203	918

Total equity	58,072	55,320

Total liabilities and equity	$322,757	$317,542

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

CONDENSED STATEMENTS OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2022	2021	2022	2021
Interest revenue
Loans, net—Note D	$2,489	$488	$4,146	$972

Other asset/liability management derivatives, net	(155)	167	(184)	333
Investments-Trading, net	745	25	1,163	59
Other, net	1	(5)	1	(3)
Borrowing expenses, net—Note E	(2,187)	(64)	(3,403)	(137)

Interest revenue, net of borrowing expenses	893	611	1,723	1,224

Provision for losses on loans and other exposures, release (charge)—Note D	30	(127)	(364)	(199)

Non-interest revenue
Revenue from externally funded activities—Note I	205	178	361	314
Commitment charges—Note D	31	33	61	65
Other	6	9	20	19

Total	242	220	442	398

Non-interest expenses
Administrative—Notes H and I	(547)	(509)	(1,066)	(1,017)
Contributions to special programs	(15)	(14)	(15)	(14)
Other, net—Note H	45	61	90	126

Total	(517)	(462)	(991)	(905)

Board of Governors-approved and other transfers—Note G	(141)	(354)	(221)	(354)

Non-functional currency translation adjustment (losses) gains, net	(28)	40	(28)	56

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	69	63	56	73

Unrealized mark-to-market (losses) gains on non-trading portfolios, net—Notes D, E, F and K	(9)	(111)	103	245

Net income (loss)	$539	$(120)	$720	$538

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2022	2021	2022	2021
Net income (loss)	$539	$(120)	$720	$538
Other comprehensive income (loss)—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial (gains) losses on pension plans	(7)	14	(14)	27
Amortization of unrecognized prior service costs on pension plans	5	6	10	12
Net change in Debit Valuation Adjustment (DVA) on Fair Value Option elected liabilities	685	(116)	974	(485)
Currency translation adjustments on functional currency	920	(186)	315	(400)

Total other comprehensive income (loss)	1,603	(282)	1,285	(846)

Comprehensive income (loss)	$2,142	$(402)	$2,005	$(308)

CONDENSED STATEMENTS OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2022	2021
Retained earnings at the beginning of the fiscal year	$34,997	$31,007
Net income for the period	720	538

Retained earnings at the end of the period	$35,717	$31,545

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

CONDENSED STATEMENTS OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2022	2021
Cash flows from investing activities
Loans
Disbursements	$(15,270)	$(15,158)
Principal repayments	6,163	7,036
Principal prepayments	287	438
Loan origination fees received	19	14
Net derivatives-loans	39	114
Other investing activities, net	(66)	(78)

Net cash used in investing activities	(8,828)	(7,634)

Cash flows from financing activities
Medium and long-term borrowings
New issues	12,059	24,816
Retirements	(12,221)	(19,172)
Short-term borrowings (original maturities greater than 90 days)
New issues	14,258	12,173
Retirements	(12,871)	(11,043)
Net short-term borrowings (original maturities less than 90 days)	(1,578)	(1,155)
Net derivatives-borrowings	(404)	176
Capital subscriptions	667	523
Other financing activities, net	4	1

Net cash (used in) provided by financing activities	(86)	6,319

Cash flows from operating activities
Net income	720	538
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Unrealized mark-to-market gains on non-trading portfolios, net	(103)	(245)
Non-functional currency translation adjustment gains (losses), net	28	(56)
Depreciation and amortization	216	48
Provision for losses on loans and other exposures	364	199
Changes in:
Investment portfolio	7,675	2,899
Other assets and liabilities	135	(3,460)

Net cash provided by (used in) operating activities	9,035	(77)

Effect of exchange rate changes on unrestricted and restricted cash	4	(49)

Net increase (decrease) in unrestricted and restricted cash	125	(1,441)
Unrestricted and restricted cash at the beginning of the fiscal year	479	2,347

Unrestricted and restricted cash at the end of the period	$604	$906

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$1,095	$(2,382)
Investment portfolio	86	(125)
Borrowing portfolio	927	(1,702)
Capitalized loan origination fees included in total loans	19	35
Interest paid on borrowing portfolio	1,859	806

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements and notes should be read in conjunction with the June 30, 2022, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2022 audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, the valuation of certain instruments carried at fair value, and the valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Accounting Standards Evaluated:

In December 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2022-06—Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848. The ASU extended the timeline for temporary relief to certain contract modification guidance provided by ASU 2020-04 - Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting from December 31, 2022 to December 31, 2024. ASU 2022-06 was effective upon issuance, and the adoption did not have a material impact on IBRD’s financial statements.

Accounting Standards Under Evaluation:

In June 2022, the FASB issued ASU 2022- 03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and should not be factored in when measuring fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU requires certain disclosures for equity securities subject to contractual sale restrictions. The ASU is effective from the quarter ending September 30, 2024 (fiscal year 2025), with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, which eliminates the accounting guidance on troubled debt restructurings for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. This ASU is effective from the quarter ending September 30, 2023 (fiscal year 2024), with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In November 2021, the FASB issued ASU 2021-10, Disclosure by Business Entities about Government Assistance, which requires entities to make certain annual disclosures about government assistance transactions. This ASU is effective for the annual period ending June 30, 2023 (annual statements of fiscal year 2023), with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2021	2,783,873	2,469,065
General Capital Increase/Selective Capital Increase (GCI/SCI)	—	76,919

As of June 30, 2022	2,783,873	2,545,984
GCI/SCI	—	47,370

As of December 31, 2022	2,783,873	2,593,354

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2021	$297,856	$(278,612)	$19,244
GCI/SCI	9,279	(8,024)	1,255

As of June 30, 2022	307,135	(286,636)	20,499
GCI/SCI	5,714	(5,047)	667

As of December 31, 2022	$312,849	$(291,683)	$21,166

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion. As of December 31, 2022, the cumulative subscription payments received under the 2018 capital increases were $4.7 billion.

NOTE C—INVESTMENTS

As of December 31, 2022, IBRD’s investments include the liquid asset portfolio, the Post Employment Benefit Plan (PEBP), the Post Retirement Contribution Reserve Fund (PCRF) and holdings relating to the Local Currency Market Development (LCMD) investments. LCMD investments are sovereign bonds denominated in the local currencies of less developed markets and funded by borrowings in the same currency with matching volume, payment and maturity characteristics.

Investments held by IBRD are designated as trading and reported at fair value, or at face value which approximates fair value. As of December 31, 2022, IBRD’s investments were primarily comprised of government and agency obligations (49%), and time deposits (46%), with all of the instruments classified as either Level 1 or Level 2 within the fair value hierarchy. As of December 31, 2022, the largest holding of investments from a single counterparty was Japanese government instruments (20%).

A summary of IBRD’s Investments-Trading is as follows:

Table C1: Investments—Trading composition

In millions of U.S. dollars
	December 31, 2022	June 30, 2022
Government and agency obligations	$37,701	$38,727
Time deposits	35,257	39,454
Asset-Backed Securities (ABS)	1,186	1,603
Alternative investments [a]	1,843	1,704
Equity securities [a]	275	295

Total	$76,262	$81,783

a.	Related to PEBP holdings. Alternative investments are comprised of investments in hedge funds, private equity funds and real estate funds, reported at net asset value (NAV).

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C2: Net investment portfolio

In millions of U.S. dollars
	December 31, 2022	June 30, 2022
Investments-Trading	$76,262	$81,783
Securities purchased under resale agreements	98	37
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(99)	(201)
Derivative assets
Currency swaps and forward contracts	192	941
Interest rate swaps	40	19
Other	1	2

Total	233	962

Derivative liabilities
Currency swaps and forward contracts	(1,616)	(55)
Interest rate swaps	(419)	(523)

Total	(2,035)	(578)

Cash held in investment portfolio [b]	370	262
Receivable from investment securities traded and other assets [c]	94	103
Payable for investment securities purchased [d]	(415)	(311)

Net investment portfolio	$74,508	$82,057

a.	Includes $68 million of cash collateral received from counterparties under derivative agreements ($164 million—June 30, 2022).
b.	Included in Unrestricted cash under Due from banks on the Condensed Balance Sheets.
c.	Included in Other assets on the Condensed Balance Sheets.
d.

Includes $321 million of liabilities related to PCRF payable, which is included in Other liabilities – Accounts payable and miscellaneous liabilities on the Condensed Balance Sheets ($260 million—June 30, 2022) and $59 million of liabilities related to short sales (Nil—June 30, 2022).

The composition of IBRD’s net investment portfolio is as follows:

Table C3: Net investment portfolio composition

In millions of U.S. dollars
	December 31, 2022	June 30, 2022
Net Investment Portfolio
Liquid assets	$71,013	$78,796
PEBP holdings	2,536	2,456
PCRF holdings	923	766
LCMD investments	36	39

Total	$74,508	$82,057

IBRD uses derivative instruments to manage the associated currency and interest rate risks in the investment portfolio. For details of these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale agreements and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements that contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions, see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD for swap transactions:

Table C4: Collateral received

In millions of U.S. dollars
	December 31, 2022	June 30, 2022
Collateral received
Cash	$68	$164
Securities	269	427

Total collateral received	$337	$591

Collateral permitted to be repledged	$337	$591
Amount of collateral repledged	—	—
Amount of cash collateral invested	67	143

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and Mortgage-backed securities (MBS). These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. IBRD presents its securities lending and repurchases, as well as resales, on a gross basis on the Condensed Balance Sheets. As of December 31, 2022, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements (Nil—June 30, 2022).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (due to increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, using daily market values. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of December 31, 2022, liabilities relating to securities transferred under repurchase or securities lending agreements amounted to $31 million ($37 million —June 30, 2022) and there were no unsettled trades relating to repurchase or securities lending agreements. There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2022). As of December 31, 2022 and June 30, 2022, the remaining contractual maturity of these agreements were overnight and continuous. The securities transferred were mainly comprised of government and agency obligations and equity securities.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheets as the accounting criteria for treatment as a sale have not been met. As of December 31, 2022 and June 30, 2022, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $97 million as of December 31, 2022 ($38 million—June 30, 2022). As of December 31, 2022 and June 30, 2022, none of these securities had been transferred.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (collectively, “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include signed loan commitments including deferred drawdown options (DDOs) and irrevocable commitments and guarantees. As of December 31, 2022, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures as permitted by U.S. GAAP. Accrued interest receivable on loans of $2,533 million as of December 31, 2022 ($1,029 million—June 30, 2022) are included in Other assets on the Condensed Balance Sheets.

As of December 31, 2022, 0.6% of IBRD’s loans were in nonaccrual status and related to two borrowers. The total accumulated provision for losses on loans was 0.9% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk and high-risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payment risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account environmental, social, and governance factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings of borrowers in accrual status are grouped into pools with similar credit ratings for the purpose of the calculation of the expected credit losses. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. All exposures for countries in nonaccrual status are individually assessed. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of December 31, 2022, including consideration of global and macroeconomic events. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.

The following tables provide an aging analysis of the loans outstanding:

Table D1: Loan portfolio aging structure

In millions of U.S. dollars
	December 31, 2022
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$7,423	$7,423
Medium	—	—	—	—	—	—	116,335	116,335
High	—	—	—	—	—	—	114,100	114,100

Loans in accrual status	—	—	—	—	—	—	237,858	237,858
Loans in nonaccrual status	—	1	39	26	466	532	888	1,420

Total	$—	$1	$39	$26	$466	$532	$238,746	$239,278

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Table D1.1

In millions of U.S. dollars
	June 30, 2022
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$23,428	$23,428
Medium	—	—	—	—	—	—	96,533	96,533
High	—	1	38	—	—	39	108,916	108,955

Loans in accrual status	—	1	38	—	—	39	228,877	228,916
Loans in nonaccrual status	—	—	—	—	428	428	—	428

Total	$—	$1	$38	$—	$428	$467	$228,877	$229,344

IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The tables below disclose the outstanding balances of IBRD’s loan portfolio, classified by the year the loan agreement was signed.

Table D2: Loan portfolio vintage disclosure

In millions of U.S. dollars
	December 31,2022
	Fiscal Year of Origination						CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of December 31, 2022
	2023	2022	2021	2020	2019	Prior Years
Risk Class
Low	$—	$250	$—	$—	$—	$7,173	$—	$—	$7,423
Medium	4,814	5,819	8,995	7,153	4,956	82,199	503	1,896	116,335
High	2,756	9,463	8,455	7,062	7,278	78,159	469	458	114,100

Loans in accrual status	7,570	15,532	17,450	14,215	12,234	167,531	972	2,354	237,858
Loans in nonaccrual status	—	—	—	125	28	1,267	—	—	1,420

Total	$7,570	$15,532	$17,450	$14,340	$12,262	$168,798	$972	$2,354	$239,278

Table D2.1

In millions of U.S. dollars
	June 30,2022
	Fiscal Year of Origination						CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2022
	2022	2021	2020	2019	2018	Prior Years
Risk Class
Low	$250	$100	$196	$1,060	$346	$21,476	$—	$—	$23,428
Medium	5,595	8,298	6,678	3,577	4,487	65,788	203	1,907	96,533
High	6,416	7,878	6,588	7,075	6,663	73,410	462	463	108,955

Loans in accrual status	12,261	16,276	13,462	11,712	11,496	160,674	665	2,370	228,916
Loans in nonaccrual status	—	—	—	—	—	428	—	—	428

Total	$12,261	$16,276	$13,462	$11,712	$11,496	$161,102	$665	$2,370	$229,344

There were no Catastrophe Deferred Drawdown Options (CAT DDOs) converted to term loans during the three and six months ended December 31, 2022 ($453 million and $703 million—three and six months ended December 31, 2021).

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.

Delays in receiving loan payments result in economic losses to IBRD since it does not charge additional interest on any overdue interest or loan charges. These economic losses are estimated as the difference between the present value of payments of interest and charges made according to the related loan’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. Historically, all contractual obligations associated with exposures in nonaccrual status were eventually cleared, thereby allowing borrowers to emerge from nonaccrual status. To date, no loans have been written off by IBRD.

Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Condensed Statements of Income. In addition, the reasonableness of the inputs used is reassessed at least annually.

Changes to the accumulated provision for losses on loans and other exposures are summarized below:

Table D3: Accumulated provision

In millions of U.S. dollars
	December 31, 2022
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,742	$359	$64	$2,165
Provision—charge (release)	306	47	11	364
Translation adjustment	17	3	1	21

Accumulated provision, end of the period	$2,065	$409	$76	$2,550

Composed of accumulated provision for losses on:
Loans in accrual status	$1,757
Loans in nonaccrual status	308

Total	$2,065

Loans, end of the period:
Loans in accrual status	$237,858
Loans in nonaccrual status	1,420

Total loans outstanding	$239,278

Table D3.1:

In millions of U.S. dollars
	June 30, 2022
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,270	$326	$51	$1,647
Provision—charge (release)	509	44	17	570
Translation adjustment	(37)	(11)	(4)	(52)

Accumulated provision, end of the fiscal year	$1,742	$359	$64	$2,165

Composed of accumulated provision for losses on:
Loans in accrual status	$1,528
Loans in nonaccrual status	214

Total	$1,742

Loans, end of the fiscal year:
Loans in accrual status	$228,916
Loans in nonaccrual status	428

Total loans outstanding	$229,344

a.	Primarily relates to guarantees and does not include recoverable asset relating to guarantees received under the Exposure Exchange Agreements (for more details see Guarantees section).

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Reported as
	Condensed Balance Sheets	Condensed Statements of Income
Accumulated Provision for Losses on:
Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Loan commitments and other exposures	Other liabilities	Provision for losses on loans and other exposures

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

As of December 31, 2022, there were no principal or interest amounts on loans in accrual status that were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status:

Table D4: Loans in nonaccrual status

					Overdue amounts
Borrower	Nonaccrual since	Recorded investment	Accumulated Provision for loan losses	Average recorded investment	Principal	Charges
Belarus	October 2022	$993	$94	$983	$105	$11
Zimbabwe	October 2000	427	214	427	427	647

Total—December 31, 2022		$1,420	$308	$1,410	$532	$658

Total—June 30, 2022		$428	$214	$430	$428	$633

Table D4.1

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2022	2021	2022	2021
Interest and other revenue not recognized as a result of loans being in nonaccrual status	$15	$6	$34	$13

Effective October 17, 2022, all loans made to or guaranteed by Belarus were placed in nonaccrual status. The impact of this event was reflected in IBRD’s September 30, 2022 financial statements. No loans to any borrowing country were restored to accrual status during the six months ended December 31, 2022.

In addition, during the six months ended December 31, 2022, less than $1 million of interest income was recognized on loans in nonaccrual status (less than $1 million—six months ended December 31, 2021).

Guarantees

Guarantees of $6,531 million were outstanding as of December 31, 2022 ($6,379 million—June 30, 2022). These amounts represent the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees and are not included in the Condensed Balance Sheets. These guarantees have original maturities ranging between 10 and 21 years and expire in decreasing amounts through 2042.

As of December 31, 2022, liabilities related to IBRD’s obligations under guarantees included the obligation to stand ready of $320 million ($298 million—June 30, 2022), and the accumulated provision for guarantee losses of $72 million ($59 million—June 30, 2022). These have been included in Other liabilities on the Condensed Balance Sheets.

During the six months ended December 31, 2022 and December 31, 2021, no guarantees provided by IBRD were called.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

IBRD participates in Exposure Exchange Agreements (EEAs) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with the Multilateral Investment Guarantee Agency (MIGA), African Development Bank (AfDB) and Inter-American Development Bank (IADB) included in the Condensed Balance Sheets and Condensed Statements of Income is presented in the following table:

Table D5: Amounts associated with EEAs

In millions of U.S. dollars
	December 31, 2022			June 30, 2022
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on Condensed Balance Sheets
Guarantees provided [a,c]	$3,625	$(160)	$(28)	$3,630	$(170)	$(27)	Other liabilities
Guarantees received [b]	(3,624)	160	26	(3,630)	170	25	Other assets

	$1	$—	$(2)	$—	$—	$(2)

a.

For the six months ended December 31, 2022, Provisions for losses on loans and other exposures, line on the Condensed Statements of Income includes $1 million of increase in provision relating to Guarantees provided ($2 million —six months ended December 31, 2021).

b.

For the six months ended December 31, 2022, Non-interest revenue - Other, line on the Condensed Statements of Income includes $1 million of gain in relation to Recoverable asset relating to Guarantees received ($1 million— six months ended December 31, 2021).

c.

Notional amount, obligation to stand ready and provision for the guarantee provided are included in IBRD’s total guarantees outstanding of $6,531 million, obligations to stand ready of $320 million and accumulated provision for guarantee losses of $72 million, respectively ($6,379 million, $298 million and $59 million, respectively—June 30, 2022).

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD. As part of the COVID-19 Strategic Preparedness and Response Program (SPRP), the Executive Directors of IBRD approved the waiver of commitment/standby fees for health-related COVID-19 operations payable during the first year of each financing and a reduced front-end fee of 25 basis points for CAT DDOs approved under the Fast-Track COVID-19 Facility. Such waivers/reductions were available for financing approved on or prior to March 31, 2021. The Executive Directors also approved the waiver of commitment fees for COVID-19 vaccine related projects under the Additional Financing to the COVID-19 SPRP for the first 18 months, starting from the date of approval of financing for each project. Such waivers were available for financing approved on or prior to October 1, 2022.

The forgone income resulting from waivers of loan charges was $4 million and $9 million for three and six months ended December 31, 2022, respectively ($5 million and $11 million—three and six months ended December 31, 2021).

Concentration risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the six months ended December 31, 2022, there was no country that contributed more than 10% to the total loan revenue.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Information about IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D6: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars	For the six months ended and as of
	December 31, 2022		December 31, 2021
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$1,476	$76,974	$572	$71,099
Europe and Central Asia	590	47,835	214	47,135
East Asia and Pacific	971	49,735	272	47,920
Middle East and North Africa	541	32,850	199	31,474
South Asia	470	22,479	107	21,212
Eastern and Southern Africa	173	7,599	114	5,421
Western and Central Africa	22	1,806	16	1,636

Total	$4,243	$239,278	$1,494	$225,897

a.

Does not include interest expenses, net from loan related derivatives. Includes commitment charges of $61 million for the six months ended December 31, 2022 ($65 million—six months ended December 31, 2021).

For the six months ended December 31, 2022, Interest revenue—Loans, net on the Condensed Statements of Income of $4,146 million ($972 million—six months ended December 31, 2021) includes $36 million of interest expense, net from loan related derivatives ($457 million—six months ended December 31, 2021).

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates are primarily based on exchange rates or market interest rates.

Borrowings issued by IBRD are reported at fair value. As of December 31, 2022, 99% of the instruments were classified as Level 2 within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (65% and 11%, respectively).

IBRD uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio including derivatives:

Table E1: Borrowings and borrowing-related derivatives

In millions of U.S. dollars
	December 31, 2022	June 30, 2022
Borrowings [a]	$227,654	$235,173
Currency swaps, net	9,589	8,162
Interest rate swaps, net	20,463	13,574

Total	$257,706	$256,909

a.

Includes $15 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheets as of December 31, 2022 (Nil—June 30, 2022).

For the six months ended December 31, 2022, Borrowing expenses, net in the Condensed Statements of Income of $3,403 million ($137 million—six months ended December 31, 2021) include $1,100 million of interest expense, net related to derivatives associated with the Borrowing portfolio (interest revenue, net of $1,757 million—six months ended December 31, 2021).

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, to-be-announced (TBA) securities	Manage currency and interest rate risk

Loans	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings

Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk between loans and borrowings

Other asset/liability management	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Condensed Balance Sheets presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The gross columns represent the fair value of the instrument leg that is in an asset or liability position that are then netted with the other leg of the instrument in the gross offset columns. The effects of the ISDA master netting agreements are applied on an aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Condensed Balance Sheets. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to show IBRD’s net exposure on its derivative asset positions.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars
	December 31, 2022
	Location on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$20,919	$(12,573)	$8,346		$68,491	$(40,482)	$28,009
Currency swaps [a]	21,148	(17,330)	3,818		106,237	(92,375)	13,862
Other [b]	2	(1)	1		—	—	—

Total	$42,069	$(29,904)	$12,165		$174,728	$(132,857)	$41,871

Less:
Amounts subject to legally enforceable master netting agreements			11,803	[c]			12,289	[d]
Cash collateral received			68
Net derivative position on the Condensed Balance Sheet			294				29,582

Less:
Securities collateral received [e]			237

Net derivative exposure after collateral			$57

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Includes $32 million Credit Valuation Adjustment (CVA).
d.	Includes $518 million Debit Valuation Adjustment (DVA).
e.	Does not include excess collateral received.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Table F1.1

In millions of U.S. dollars
	June 30, 2022
	Location on the Condensed Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,624	$(16,087)	$6,537		$51,028	$(31,334)	$19,694
Currency swaps [a]	46,314	(41,361)	4,953		79,504	(68,064)	11,440
Other [b]	3	(1)	2		—	—	—

Total	$68,941	$(57,449)	$11,492		$130,532	$(99,398)	$31,134

Less:
Amounts subject to legally enforceable master netting agreements			10,524	[c]			11,093	[d]
Cash collateral received			164

Net derivative position on the Condensed Balance Sheet			804				20,041

Less:
Securities collateral received [e]			366

Net derivative exposure after collateral			$438

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Includes $2 million CVA.
d.	Includes $571 million DVA.
e.	Does not include excess collateral received.

The following tables provide information about the credit risk exposures of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F2: Credit risk exposure of the derivative instruments a

In millions of U.S. dollars
	December 31, 2022
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$40	$192	$232
Loans	6,083	1,480	7,563
Client operations	276	584	860
Borrowings	1,497	1,562	3,059
Other asset/liability management derivatives	450	—	450

Total exposure	$8,346	$3,818	$12,164

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Table F2.1:

In millions of U.S. dollars
	June 30, 2022
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$19	$941	$960
Loans	4,155	1,374	5,529
Client operations	402	877	1,279
Borrowings	1,728	1,761	3,489
Other asset/liability management derivatives	233	—	233

Total exposure	$6,537	$4,953	$11,490

a.	Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value, or reference value, on which the calculations of payments on the derivative instruments are determined. As of December 31, 2022, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate contracts $441,095 million ($433,539 million—June 30, 2022), currency swaps $118,640 million ($117,856 million—June 30, 2022), long positions of other derivatives $189 million ($185 million—June 30, 2022), and short positions of other derivatives $136 million ($143 million—June 30, 2022).

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of December 31, 2022 was $29,883 million ($20,203 million—June 30, 2022). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of December 31, 2022, the amount of collateral that would need to be posted would be $24,942 million ($16,141 million—June 30, 2022). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $29,883 million ($20,203 million—June 30, 2022). In contrast, IBRD received collateral totaling $337 million as of December 31, 2022 ($591 million—June 30, 2022), in relation to swap transactions (see Note C—Investments).

The following table provides information on the unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statements of Income:

Table F3: Unrealized mark-to-market gains (losses) on non-trading derivatives

In millions of U.S. dollars
	Reported as:	Three Months Ended December 31,		Six Months Ended December 31,
		2022	2021	2022	2021
Interest rate swaps	Unrealized mark-to- market gains (losses) on non- trading portfolios, net	$442	$(1,567)	$(5,280)	$(1,926)
Currency swaps (including currency forward contracts and structured swaps)		564	(856)	(876)	(1,695)

Total		$1,006	$(2,423)	$(6,156)	$(3,621)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities and derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

The following table provides information on the amount of unrealized mark-to-market gains and losses on the net Investment–Trading portfolio and their location on the Condensed Statements of Income:

Table F4: Unrealized mark-to-market gains (losses) on net investment-trading portfolio

In millions of U.S. dollars
	Reported as:	Three Months Ended December 31,		Six Months Ended December 31,
		2022	2021	2022	2021
Type of instrument [a]
Fixed income	Unrealized mark-to-market gains on Investments-Trading portfolio, net	$22	$28	$28	$23
Equity [b]		47	35	28	50

Total		$69	$63	$56	$73

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
b.	Related to PEBP holdings.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on the non-trading portfolios, net; restricted income; Board of Governors-approved and other transfers; non-functional currency translation adjustments; and the allocation to the pension reserve.

On August 4, 2022, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2022: an increase in the General Reserve of $589 million and an increase in the Pension Reserve by $46 million.

On August 2, 2022, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust fund for Gaza and the West Bank. The transfer was made on August 17, 2022.

On October 14, 2022, IBRD’s Board of Governors approved a transfer of $117 million to the International Development Association (IDA) and a transfer of $100 million to Surplus out of the net income earned in the fiscal year ended June 30, 2022. The transfer to IDA was made on October 20, 2022.

During the three months ended December 31, 2022, $24 million was utilized out of the cumulative transfers of $85 million to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). Accordingly, Other reserves was reduced, as the conditions specified for the use by the beneficiaries had been met. As of December 31, 2022, the unutilized balance of the cumulative transfers to the GPG Fund was $61 million.

Retained earnings is comprised of the following components:

Table G1: Retained earnings composition

In millions of U.S. dollars
	December 31, 2022	June 30, 2022
Special reserve	$293	$293
General reserve	32,053	31,464
Pension reserve	739	693
Surplus	120	100
Cumulative fair value adjustments [a]	1,271	(2,085)
Unallocated net income	941	4,343
Restricted retained earnings	20	42
Other reserves [b]	280	147

Total	$35,717	$34,997

a.	Unrealized mark-to-market gains (losses), net related to non-trading portfolios reported at fair value.
b.

Comprised of non-functional currency translation gains/losses, the unutilized portion of the cumulative transfers to the GPG Fund and revenue from prior years which is set aside for a dedicated purpose.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and the PEBP (collectively “the Plans”) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these Plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the Plans for IBRD and IDA:

Table H1: Pension plan benefit costs

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2022				December 31, 2022
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Service cost	$127	$35	$23	$185	$255	$70	$46	$371
Interest cost	236	41	23	300	472	81	46	599
Expected return on plan assets	(346)	(60)	—	(406)	(693)	(119)	—	(812)
Amortization of unrecognized prior service costs [a]	1	4	—	5	2	7	1	10
Amortization of unrecognized net actuarial gains [a]	—	(7)	—	(7)	—	(14)	—	(14)

Net periodic pension cost	$18	$13	$46	$77	$36	$25	$93	$154

Of which:
IBRD’s share	$9	$6	$21	$36	$17	$12	$43	$72
IDA’s share	9	7	25	41	19	13	50	82

a.	Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Income.

Table H1.1:

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2021				December 31, 2021
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Service cost	$166	$43	$29	$238	$332	$88	$57	$477
Interest cost	165	29	16	210	330	59	32	421
Expected return on plan assets	(323)	(55)	—	(378)	(645)	(111)	—	(756)
Amortization of unrecognized prior service costs [a]	—	6	—	6	1	10	1	12
Amortization of unrecognized net actuarial losses [a]	—	—	14	14	—	—	27	27

Net periodic pension cost	$8	$23	$59	$90	$18	$46	$117	$181

Of which:
IBRD’s share	$4	$10	$26	$40	$8	$21	$54	$83
IDA’s share	4	13	33	50	10	25	63	98

a.	Included in Amounts reclassified into net income in Note J—Accumulated Other Comprehensive Income.

The components of net periodic pension cost, other than the service cost, are included in the Non-interest expenses — Other, net in the Condensed Statements of Income. The service cost component is included in the Non-interest expenses—Administrative in the Condensed Statements of Income.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

The following table provides the amounts of IBRD’s pension service cost:

Table H2: Pension service cost

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2022				December 31, 2022
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Service cost	$127	$35	$23	$185	$255	$70	$46	$371
Of which:
IBRD’s share	$59	$16	$11	$86	$119	$32	$22	$173
IDA’s share	68	19	12	99	136	38	24	198

Table H2.1:

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2021				December 31, 2021
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Service cost	$166	$43	$29	$238	$332	$88	$57	$477
Of which:
IBRD’s share	$75	$20	$12	$107	$154	$40	$26	$220
IDA’s share	91	23	17	131	178	48	31	257

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, and through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table I1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars
	December 31, 2022				June 30, 2022
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative services, net	$552	$(1)	$8	$559	$578	$37	$14	$629
Payable for PCRF investments	(488)	(321)	—	(809)	(404)	(260)	—	(664)
Derivative assets (liabilities), net [a]	8	—	—	8	8	—	—	8
Pension and other postretirement benefits	(643)	(659)	(25)	(1,327)	(602)	(640)	(25)	(1,267)

Total	$(571)	$(981)	$(17)	$(1,569)	$(420)	$(863)	$(11)	$(1,294)

a.	Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA, see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported on the Condensed Balance Sheets as follows:

Receivables / Payables related to:	Reported as:
Administrative services	Other assets
PCRF investments	Other liabilities
Derivative transactions	Derivative assets/liabilities – net
Pension and other postretirement benefits	Other liabilities

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of December 31, 2022 and June 30, 2022, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of December 31, 2022, assets related to IBRD’s right to be indemnified under this agreement amounted to less than $1 million ($1 million—June 30, 2022), while liabilities related to IBRD’s obligation under this agreement amounted to less than $1 million ($1 million—June 30, 2022). These include an accumulated provision for guarantee losses of less than $1 million as of December 31, 2022 (less than $1 million—June 30, 2022).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and six months ended December 31, 2022, IBRD’s administrative expenses exclude the share of expenses allocated to IDA of $442 million and $863 million, respectively ($421 million and $813 million—three and six months ended December 31, 2021).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology and amounts are settled quarterly. For the three and six months ended December 31, 2022, IBRD’s other revenue excludes revenue allocated to IDA of $72 million and $128 million, respectively ($61 million and $108 million—three and six months ended December 31, 2021), and is included in Revenue from externally funded activities on the Condensed Statements of Income. This revenue also includes revenue from contracts with clients, that are not affiliated with IBRD and are as follows:

Table I2: Revenue from contracts with clients

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2022	2021	2022	2021
Trust fund fees	$29	$28	$51	$38
Reimbursable advisory services	23	20	36	33
Asset management services	8	6	16	14

Total	$60	$54	$103	$85

Of which:
IBRD’s share	$29	$27	$52	$44
IDA’s share	31	27	51	41

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

When IBRD performs services, its rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue when the related performance obligation is satisfied.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table I3: Receivables and contract liabilities related to revenue from contracts with clients

In millions of U.S. dollars
	December 31, 2022	June 30, 2022
Receivables	$97	$103
Contract liabilities	181	179

The amount of fee revenue associated with services provided to affiliated organizations that is included in Revenue from externally funded activities in the Condensed Statements of Income, is as follows:

Table I4: Fee revenue from affiliated organizations

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2022	2021	2022	2021
Fees charged to IFC	$23	$20	$46	$40
Fees charged to MIGA	2	2	3	3

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants. The payables to IFC and MIGA represent their respective share of PEBP assets.

The PEBP assets are managed by IBRD and are part of the investment portfolio. For Pension and Other Postretirement Benefits related disclosures, see Note H—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheets. The corresponding payable to IFC is included in Other liabilities on IBRD’s Condensed Balance Sheets. As a result, there is no impact on IBRD’s net asset value from these transactions.

NOTE J—ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income or loss consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro, DVA on Fair Value Option elected liabilities, and pension related items. These items are presented in the Condensed Statements of Comprehensive Income.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

The following tables present the changes in Accumulated Other Comprehensive Income (AOCI) and Accumulated Other Comprehensive Loss (AOCL):

Table J1: AOCI/AOCL changes

In millions of U.S. dollars
	Six Months Ended December 31, 2022
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$(790)	$315	$—	$315	$(475)
DVA on Fair Value option elected liabilities	364	971	3	974	1,338
Unrecognized Net Actuarial Gains (Losses) on Benefit Plans	1,387	—	(14)	(14)	1,373
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(43)	—	10	10	(33)

Total Accumulated Other Comprehensive Income	$918	$1,286	$(1)	$1,285	$2,203

Table J1.1:

In millions of U.S. dollars
	Six Months Ended December 31, 2021
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustments on functional currency	$359	$(400)	$—	$(400)	$(41)
DVA on Fair Value option elected liabilities	(218)	(508)	23	(485)	(703)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(1,640)	—	27	27	(1,613)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(66)	—	12	12	(54)

Total Accumulated Other Comprehensive Loss	$(1,565)	$(908)	$62	$(846)	$(2,411)

NOTE K—FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of December 31, 2022 and June 30, 2022, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted cash is considered a reasonable estimate of the fair value of these positions.

Loans and Loan commitments

There were no loans carried at fair value as of December 31, 2022 and June 30, 2022. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of December 31, 2022, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events, or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations between relevant market data and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

Derivative instruments

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s funding spread applicable to the relevant reference rate.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table K1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars
	December 31, 2022		June 30, 2022
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$604	$604	$479	$479
Investments-Trading (including Securities purchased under resale agreements)	76,360	76,360	81,820	81,820
Net loans outstanding	236,706	234,152	227,092	225,046
Derivative assets, net	294	294	804	804
Miscellaneous assets	54	54	55	55
Liabilities
Borrowings	227,654	227,654	235,173	235,173
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	31	31	37	37
Derivative liabilities, net	29,582	29,582	20,041	20,041

As of December 31, 2022, IBRD’s signed loan commitments were $57 billion ($57 billion—June 30, 2022) and had a fair value of $0.7 billion ($0.6 billion—June 30, 2022).

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of alternative investments measured using the NAV as a practical expedient are included in the table below but excluded from the fair value hierarchy.

Table K2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis December 31, 2022
	Level 1	Level 2	Level 3	Total

Assets:
Investments-Trading
Government and agency obligations	$22,460	$15,241	$—	$37,701
Time deposits	1,816	33,441	—	35,257
ABS	—	1,186	—	1,186
Alternative investments [a]	—	—	—	1,843
Equity securities	275	—	—	275

Total Investments-Trading	$24,551	$49,868	$—	$76,262
Securities purchased under resale agreements	38	60	—	98
Derivative assets
Currency swaps [b]	$—	$3,774	$44	$3,818
Interest rate swaps	—	8,320	26	8,346
Other [c]	1	—	—	1

	$1	$12,094	$70	$12,165
Less:
Amounts subject to legally enforceable master netting agreements [d]				11,803
Cash collateral received				68

Derivative assets, net				$294
Miscellaneous assets	—	54	—	54

Liabilities:
Borrowings	$—	$224,299	$3,355	$227,654
Securities sold under repurchase agreements and securities lent under securities lending agreements	—	31	—	31
Derivative liabilities
Currency swaps [b]	—	13,486	376	13,862
Interest rate swaps	—	27,753	256	28,009
Other [c]	—	—	—	—

	$—	$41,239	$632	$41,871
Less:
Amounts subject to legally enforceable master netting agreements [e]				12,289

Derivative liabilities, net				$29,582

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Includes $32 million CVA.
e.	Includes $518 million DVA.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Table K2.1:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis June 30, 2022
	Level 1	Level 2	Level 3	Total

Assets:
Investments – Trading
Government and agency obligations	$14,140	$24,587	$—	$38,727
Time deposits	1,502	37,952	—	39,454
ABS	—	1,603	—	1,603
Alternative investments [a]	—	—	—	1,704
Equity securities	295	—	—	295

Total Investments – Trading	$15,937	$64,142	$—	$81,783
Securities purchased under resale agreements	37	—	—	37
Derivative assets
Currency swaps [b]	$—	$4,870	$83	$4,953
Interest rate swaps	—	6,500	37	6,537
Other [c]	2	—	—	2

	$2	$11,370	$120	$11,492
Less:
Amounts subject to legally enforceable master netting agreements [d]				10,524
Cash collateral received				164

Derivative asset, net				$804
Miscellaneous assets	—	55	—	55

Liabilities:
Borrowings	$—	$231,241	$3,932	$235,173
Securities sold under repurchase agreements and securities lent under securities lending agreements	—	37	—	37
Derivative liabilities
Currency swaps [b]	—	10,978	462	11,440
Interest rate swaps	—	19,492	202	19,694

	$—	$30,470	$664	$31,134
Less:
Amounts subject to legally enforceable master netting agreements [e]				11,093

Derivative liabilities, net				$20,041

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Includes $2 million CVA.
e.	Includes $571 million DVA.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., market interest rates and foreign exchange rates), an increase in correlation would generally result in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment would depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the six months ended December 31, 2022, and the fiscal year ended June 30, 2022 , the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 1% of IBRD’s borrowings.

Table K3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs:

In millions of U.S. dollars
Portfolio	Fair Value as of December 31, 2022	Fair Value as of June 30, 2022	Valuation Technique	Unobservable input	Range (average), December 31, 2022	Range (average), June 30, 2022
Borrowings	$3,355	$3,932	Discounted Cash Flow	Correlations	-21% to 99% (10%)	-18% to 99% (12%)

				Interest rate volatilities	68% to 115% (94%)	61% to 77% (68%)
Derivative assets/(liabilities), net	(562)	(544)	Discounted Cash Flow	Correlations	-21% to 99% (10%)	-18% to 99% (12%)

				Interest rate volatilities	68% to 115% (94%)	61% to 77% (68%)

The tables below provide the summary of transfers between Level 2 and Level 3 that are due to changes in observable inputs.

Table K4: Borrowings and derivatives inter level transfers

In millions of U.S. dollars
	Three Months Ended December 31, 2022		Six Months Ended December 31, 2022
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$142	$(142)	$142	$(142)
Transfer (out of) into	—	—	(118)	118

	$142	$(142)	$24	$(24)

Derivative assets, net
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	—	—	—	—

	—	—	—	—

Derivative liabilities, net
Transfer (into) out of	$(321)	$321	$(321)	$321
Transfer out of (into)	—	—	324	(324)

	(321)	321	3	(3)

Total Derivative Transfers, net	$(321)	$321	$3	$(3)

Table K4.1

In millions of U.S. dollars
	Three Months Ended December 31, 2021		Six Months Ended December 31, 2021
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$—	$—
Transfer (out of) into	—	—	—	—

	$—	$—	$—	$—

Derivative assets, net
Transfer into (out of)	$2	$(2)	$2	$(2)
Transfer (out of) into	—	—	—	—

	2	(2)	2	(2)

Derivative liabilities, net
Transfer (into) out of	$—	$—	$—	$—
Transfer out of (into)	—	—	—	—

	—	—	—	—

Total Derivative Transfers, net	$2	$(2)	$2	$(2)

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:

Table K5: Borrowings Level 3 changes

In millions of U.S. dollars
	Three Months Ended December 31		Six Months Ended December 31
	2022	2021	2022	2021
Beginning of the period/fiscal year	$3,588	$4,624	$3,932	$4,594
Issuances	—	29	—	214
Settlements	(314)	(17)	(485)	(50)
Total realized/unrealized mark-to-market losses (gains) in:				—
Net income	126	150	(29)	74
Other comprehensive income (loss)	97	(91)	(39)	(137)
Transfers to (from) Level 3, net	(142)	—	(24)	—

End of the period	$3,355	$4,695	$3,355	$4,695

Table K6: Derivatives Level 3 changes

In millions of U.S. dollars
	Three Months Ended December 31, 2022			Six Months Ended December 31, 2022
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$(861)	$(291)	$(1,152)	$(379)	$(165)	$(544)
Issuances	—	—	—	—	—	—
Settlements	93	2	95	78	2	80
Total realized/unrealized mark-to-market gains (losses) in:
Net income	58	67	125	6	(63)	(57)
Other comprehensive income	57	(8)	49	(34)	(4)	(38)
Transfers from (to) Level 3, net	321	—	321	(3)	—	(3)

End of the period	$(332)	$(230)	$(562)	$(332)	$(230)	$(562)

Table K6.1:

In millions of U.S. dollars
	Three Months Ended December 31, 2021			Six Months Ended December 31, 2021
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$48	$156	$204	$154	$179	$333
Issuances	—	—	—	—	(15)	(15)
Settlements	—	—	—	8	(1)	7
Total realized/unrealized mark-to-market gains (losses) in:
Net income	80	49	129	8	43	51
Other comprehensive income	(60)	(1)	(61)	(102)	(2)	(104)
Transfers to (from) Level 3, net	(2)	—	(2)	(2)	—	(2)

End of the period	$66	$204	$270	$66	$204	$270

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Information on the unrealized gains or losses included in the Condensed Statements of Income and Condensed Statements of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table K7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2022	2021	2022	2021
Reported as:
Borrowings
Net income (loss) [a]	$4	$122	$115	$88
Other Comprehensive Income [b]	(99)	91	24	137
Derivatives
Net income (loss) [a]	$26	$(126)	$(86)	$(84)
Other Comprehensive Income [c]	51	(61)	(23)	(104)

a.	Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Condensed Statements of Income.
b.	Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, in the Condensed Statements of Comprehensive Income
c.	Amounts are included in Currency translation adjustment on functional currency, in the Condensed Statements of Comprehensive Income.

Table K8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2022	$227,654	$256,758	$(29,104)
June 30, 2022	$235,173	$256,753	$(21,580)

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statements of Other Comprehensive Income:

Table K9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars
Unrealized mark-to-market gains due to DVA on fair value option elected liabilities	Three Months Ended December 31, 2022	Six Months Ended December 31, 2022
DVA on Fair Value Option Elected Liabilities	$683	$971
Amounts reclassified to net income upon derecognition of a liability	2	3

Net change in DVA on Fair Value Option Elected Liabilities	$685	$974

Table K9.1:

In millions of U.S. dollars
Unrealized mark-to-market losses due to DVA on fair value option elected liabilities	Three Months Ended December 31, 2021	Six Months Ended December 31, 2021
DVA on Fair Value Option Elected Liabilities	$(126)	$(508)
Amounts reclassified to net income upon derecognition of a liability	10	23

Net change in DVA on Fair Value Option Elected Liabilities	$(116)	$(485)

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own-credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included in the Condensed Balance Sheets:

Table K10: Cumulative changes in fair value due to the change in IBRD’s own-credit risk

In millions of U.S. dollars
DVA on fair value option elected liabilities	December 31, 2022	June 30, 2022
Reported as:
Accumulated other comprehensive income	$1,338	$364

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

Table K11: Unrealized mark-to-market gains or losses on investments-trading, and non-trading portfolios, net

In millions of U.S. dollars
	Three Months Ended December 31, 2022			Six Months Ended December 31, 2022
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$15	$54	$69	$517	$(461)	$56

Non trading portfolios, net
Loan-related derivatives—Note F	—	(23)	(23)	—	1,955	1,955
Other assets/liabilities management derivatives, net	—	(60)	(60)	—	(1,789)	(1,789)
Borrowings, including derivatives —Notes E and F	—	75	75 [b]	—	(62)	(62)[b]
Client operations derivatives	—	(1)	(1)	—	—	—
Others, net	—	—	—	—	(1)	(1)

Total	$—	$(9)	$(9)	$—	$103	$103

Table K11.1:

In millions of U.S. dollars
	Three Months Ended December 31, 2021			Six Months Ended December 31, 2021
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$235	$(172)	$63	$436	$(363)	$73

Non trading portfolios, net
Loan-related derivatives—Note F	4	256	260	6	663	669
Other assets/liabilities management derivatives, net	—	(327)	(327)	—	(589)	(589)
Borrowings, including derivatives —Notes E and F	—	(49)	(49)[b]	—	162	162	[b]
Client operations derivatives	—	5	5	—	3	3

Total	$4	$(115)	$(111)	$6	$239	$245

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $1,090 million of unrealized mark-to-market gains and $6,322 million of unrealized mark-to-market losses related to derivatives associated with borrowings for three and six months ended December 31, 2022, respectively (unrealized mark-to-market losses of $2,361 million and $3,704 million—three and six months ended December 31, 2021).

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or codefendant, as of and for the six months ended December 31, 2022, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

INDEPENDENT AUDITOR’S REVIEW REPORT

Deloitte & Touche LLP
7900 Tysons One Place
Suite 800
McLean, VA 22102
USA
Tel.: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITOR’S REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Results of Review of Interim Financial Information

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of December 31, 2022, and the related condensed statements of income, and comprehensive income for the three-month and six-month periods ended December 31, 2022 and 2021, and the condensed statements of changes in retained earnings, and cash flows for the six-month periods ended December 31, 2022 and 2021, and the related notes (collectively referred to as the “interim financial information”).

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.

Basis for Review Results

We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IBRD and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.

Responsibilities of Management for the Interim Financial Information

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.

Report on Condensed Balance Sheet as of June 30, 2022

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet as of June 30, 2022, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 5, 2022.

In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2022, is consistent, in all material respects, with the audited financial statements from which it has been derived.

February 14, 2023

IBRD Condensed Quarterly Financial Statements: December 31, 2022 (Unaudited)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2022 through December 31 2022

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/1237AUD04.688	591977	AUD	50,000,000.00	33,852,500.00	16-Nov-22	1-Dec-22	1-Dec-37

Sub-total New Borrowings				50,000,000.00	33,852,500.00

Chinese Yuan

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/1225CNH2.42	601958	CNY	300,000,000.00	41,877,216.00	23-Nov-22	5-Dec-22	5-Dec-25

Sub-total New Borrowings				300,000,000.00	41,877,216.00

Euro

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1027EURSTR01	554742	EUR	30,000,000.00	28,883,925.13	27-Sep-22	13-Oct-22	13-Oct-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1027EURSTR03	565577	EUR	35,000,000.00	34,009,500.00	11-Oct-22	18-Oct-22	18-Oct-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1137EURSTR	575599	EUR	30,000,000.00	29,421,000.00	20-Oct-22	3-Nov-22	3-Nov-37

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1234EURSTR	606552	EUR	50,000,000.00	52,187,500.00	1-Dec-22	15-Dec-22	15-Dec-34

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/1234EURSTR01	608733	EUR	50,000,000.00	52,825,000.00	5-Dec-22	15-Dec-22	15-Dec-34

Sub-total New Borrowings				195,000,000.00	197,326,925.13

Indonesian Rupiah

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/1227IDR06.50	605642	IDR	400,000,000,000.00	25,426,691.67	30-Nov-22	8-Dec-22	8-Dec-27

Sub-total New Borrowings				400,000,000,000.00	25,426,691.67

Norwegian Kroner

	BOND/SELL NOK/IBRD/PV BM/0627NOKFRN	591974	NOK	5,000,000,000.00	503,190,226.03	15-Nov-22	28-Nov-22	28-Jun-27

Sub-total New Borrowings				5,000,000,000.00	503,190,226.03

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollars

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0133USDSTR	625063	USD	15,000,000.00	15,000,000.00	21-Dec-22	6-Jan-23	6-Jan-33

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/0527USDSTR02	599283	USD	10,000,000.00	10,000,000.00	18-Nov-22	30-Nov-22	28-May-27

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/1037USDSTR	565592	USD	15,000,000.00	15,000,000.00	12-Oct-22	26-Oct-22	26-Oct-37

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/1037USDSTR01	566250	USD	15,000,000.00	15,000,000.00	13-Oct-22	27-Oct-22	27-Oct-37

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/1227USDSTR02	606555	USD	15,000,000.00	15,000,000.00	1-Dec-22	27-Dec-22	27-Dec-27

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/1237USDSTR01	612810	USD	50,000,000.00	50,000,000.00	8-Dec-22	22-Dec-22	22-Dec-37

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0124USD04.60	616019	USD	35,000,000.00	35,000,000.00	14-Dec-22	22-Dec-22	22-Jan-24

Sub-total New Borrowings				155,000,000.00	155,000,000.00

Peso Uruguayo

	BOND/SELL UYU/IBRD/PV MTN Non-Core (Non-Retail)/1225UYU10.80	611313	UYU	850,000,000.00	21,675,379.32	6-Dec-22	14-Dec-22	14-Dec-25

Sub-total New Borrowings				850,000,000.00	21,675,379.32

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/1226ZAR08.25	604048	ZAR	500,000,000.00	29,520,208.06	29-Nov-22	6-Dec-22	21-Dec-26

Sub-total New Borrowings				500,000,000.00	29,520,208.06

Total New Borrowings					1,007,869,146.22

Maturing Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/1022AUD00.50	4641	AUD	(42,200,000.00)	(26,577,560.00)	2-Oct-12	23-Oct-12	24-Oct-22

Sub-total Maturing Borrowings				(42,200,000.00)	(26,577,560.00)

Brazilian Real

	BOND/SELL BRL/IBRD/Japanese Retail (Uridashi)/1022BRL03.75	5765	BRL	(49,190,000.00)	(9,332,549.14)	9-Oct-19	23-Oct-19	20-Oct-22

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1222BRL06.70	5499	BRL	(16,000,000.00)	(3,023,145.96)	19-Nov-18	27-Dec-18	28-Dec-22

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1022BRL00.00	5135	BRL	(12,300,000.00)	(2,338,981.12)	1-Sep-17	13-Oct-17	14-Oct-22

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1222BRL00.00	4779	BRL	(143,120,000.00)	(27,514,081.93)	1-Dec-15	8-Dec-15	8-Dec-22

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1222BRL00.00	4795	BRL	(30,000,000.00)	(5,767,345.29)	26-Jan-16	2-Feb-16	8-Dec-22

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1222BRL00.00	4807	BRL	(70,000,000.00)	(13,457,139.01)	24-Feb-16	4-Mar-16	8-Dec-22

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/1222BRL00.00	5505	BRL	(10,000,000.00)	(1,922,448.43)	28-Nov-18	6-Dec-18	8-Dec-22

Sub-total Maturing Borrowings				(330,610,000.00)	(63,355,690.89)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Canadian Dollars

	BOND/SELL CAD/IBRD/PV MTN Core (Non-Retail)/1022CAD01.53	5756	CAD	(15,000,000.00)	(10,903,143.74)	25-Sep-19	3-Oct-19	3-Oct-22

Sub-total Maturing Borrowings				(15,000,000.00)	(10,903,143.74)

Chinese Yuan

	BOND/SELL CNY/IBRD/Japanese Retail (Uridashi)/1122CNY02.50	5786	CNY	(50,000,000.00)	(6,833,214.89)	4-Nov-19	12-Nov-19	3-Nov-22

Sub-total Maturing Borrowings				(50,000,000.00)	(6,833,214.89)

Euro

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/1022EUR01.30	4638	EUR	(34,000,000.00)	(33,034,400.00)	19-Sep-12	12-Oct-12	12-Oct-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/1222EUR00.50	4541	EUR	(14,200,000.00)	(15,113,135.66)	2-Dec-02	18-Dec-02	20-Dec-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/1222EUR01.19	4650	EUR	(26,000,000.00)	(27,274,000.00)	27-Nov-12	7-Dec-12	7-Dec-22

Sub-total Maturing Borrowings				(74,200,000.00)	(75,421,535.66)

Pounds Sterling

	BOND/SELL GBP/IBRD/PV BM/0122GBP01.00	5251	GBP	(1,250,000,000.00)	(1,523,312,500.00)	17-Jan-18	24-Jan-18	19-Dec-22

	BOND/SELL GBP/IBRD/PV BM/1222GBPFRN	5671	GBP	(500,000,000.00)	(614,500,000.00)	6-Jun-19	13-Jun-19	13-Dec-22

Sub-total Maturing Borrowings				(1,750,000,000.00)	(2,137,812,500.00)

Hong Kong Dollars

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/1122HKD00.135	6044	HKD	(200,000,000.00)	(25,614,262.02)	13-Nov-20	20-Nov-20	21-Nov-22

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/1222HKD00.13	6054	HKD	(300,000,000.00)	(38,533,913.05)	1-Dec-20	8-Dec-20	8-Dec-22

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/1222HKD0.1175	31252	HKD	(200,000,000.00)	(25,663,234.21)	10-Dec-20	21-Dec-20	21-Dec-22

Sub-total Maturing Borrowings				(700,000,000.00)	(89,811,409.28)

Indian Rupees

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/1022INR04.18	5739	INR	(112,900,000.00)	(1,383,603.87)	5-Sep-19	3-Oct-19	4-Oct-22

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/1022INR04.70	5763	INR	(204,300,000.00)	(2,477,219.40)	4-Oct-19	30-Oct-19	28-Oct-22

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/1022INR04.81	5770	INR	(3,031,700,000.00)	(36,670,537.29)	10-Oct-19	23-Oct-19	20-Oct-22

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/1122INR04.60	5787	INR	(181,800,000.00)	(2,227,395.25)	7-Nov-19	27-Nov-19	28-Nov-22

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/1222INR04.70	5810	INR	(164,200,000.00)	(1,982,960.07)	3-Dec-19	23-Dec-19	23-Dec-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/1122INR04.05	5206	INR	(80,000,000.00)	(980,151.92)	17-Nov-17	28-Nov-17	28-Nov-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/1122INR04.81	5161	INR	(233,100,000.00)	(2,817,071.62)	22-Sep-17	30-Oct-17	2-Nov-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/1222INR00.50	5486	INR	(150,000,000.00)	(1,811,977.17)	5-Nov-18	20-Dec-18	21-Dec-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/1222INR05.00	5676	INR	(150,000,000.00)	(1,814,761.27)	10-Jun-19	17-Jun-19	16-Dec-22

	BOND/SELL INR/IBRD/Japanese Retail (Uridashi)/1122INR00.00	5758	INR	(370,000,000.00)	(4,568,155.02)	1-Oct-19	14-Nov-19	15-Nov-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/1222INR00.00	4776	INR	(155,000,000.00)	(1,872,376.41)	24-Nov-15	18-Dec-15	21-Dec-22

Sub-total Maturing Borrowings				(4,833,000,000.00)	(58,606,209.29)

Japanese Yen

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/1022JPYSTR03	5160	JPY	(1,525,000,000.00)	(10,246,245.84)	21-Sep-17	16-Oct-17	17-Oct-22

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/1022JPYSTR04	5167	JPY	(1,995,000,000.00)	(13,558,976.45)	28-Sep-17	25-Oct-17	26-Oct-22

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/1022JPYSTR05	5174	JPY	(962,000,000.00)	(6,515,628.70)	4-Oct-17	30-Oct-17	28-Oct-22

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/1022JPYSTR06	5178	JPY	(2,199,000,000.00)	(15,029,217.78)	12-Oct-17	26-Oct-17	27-Oct-22

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/1122JPYSTR02	5181	JPY	(1,346,000,000.00)	(9,198,072.91)	19-Oct-17	7-Nov-17	8-Nov-22

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/1122JPYSTR03	5190	JPY	(1,669,000,000.00)	(11,931,229.22)	30-Oct-17	16-Nov-17	17-Nov-22

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/1122JPYSTR04	5197	JPY	(1,527,000,000.00)	(11,005,008.83)	6-Nov-17	29-Nov-17	30-Nov-22

	BOND/SELL JPY/IBRD/Other Structures (Non-Retail)/1222JPYSTR03	5217	JPY	(1,977,000,000.00)	(14,779,650.88)	5-Dec-17	28-Dec-17	29-Dec-22

Sub-total Maturing Borrowings				(13,200,000,000.00)	(92,264,030.63)

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/PV MTN Non-Core (Non-Retail)/1022KZT0.910	6010	KZT	(21,500,000,000.00)	(45,153,838.08)	6-Oct-20	14-Oct-20	14-Oct-22

Sub-total Maturing Borrowings				(21,500,000,000.00)	(45,153,838.08)

Mexican Peso

	BOND/SELL MXN/IBRD/Japanese Retail (Uridashi)/1022MXN05.30	5766	MXN	(420,500,000.00)	(20,927,738.34)	9-Oct-19	23-Oct-19	20-Oct-22

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/1222MXN00.50	4648	MXN	(696,400,000.00)	(35,092,581.63)	14-Nov-12	13-Dec-12	13-Dec-22

Sub-total Maturing Borrowings				(1,116,900,000.00)	(56,020,319.96)

New Zealand Dollars

	BOND/SELL NZD/IBRD/PV MTN Core (Non-Retail)/1222NZD02.00	5502	NZD	(4,900,000.00)	(3,083,570.00)	26-Nov-18	20-Dec-18	22-Dec-22

Sub-total Maturing Borrowings				(4,900,000.00)	(3,083,570.00)

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/1122RUB06.75	6034	RUB	(2,500,000,000.00)	(41,449,059.11)	9-Nov-20	17-Nov-20	14-Nov-22

Sub-total Maturing Borrowings				(2,500,000,000.00)	(41,449,059.11)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Swedish Kronor

	BOND/SELL SEK/IBRD/PV MTN Non-Core (Non-Retail)/1222SEK00.250	5919	SEK	(11,500,000,000.00)	(1,098,906,349.29)	16-Apr-20	23-Apr-20	23-Dec-22

Sub-total Maturing Borrowings				(11,500,000,000.00)	(1,098,906,349.29)

New Turkish Lira

	BOND/SELL TRY/IBRD/Other Structures (Non-Retail)/1222TRYSTR	5208	TRY	(16,000,000.00)	(857,081.64)	21-Nov-17	21-Dec-17	22-Dec-22

	BOND/SELL TRY/IBRD/Other Structures (Non-Retail)/1222TRYSTR01	5220	TRY	(68,600,000.00)	(3,679,645.55)	8-Dec-17	20-Dec-17	12-Dec-22

Sub-total Maturing Borrowings				(84,600,000.00)	(4,536,727.19)

United States Dollars

	BOND/SELL USD/IBRD/Other (CAT)/1222USDCAR123	5796	USD	(75,000,000.00)	(75,000,000.00)	15-Nov-19	22-Nov-19	2-Dec-22

	BOND/SELL USD/IBRD/PV BM/1022USD1.875	4772	USD	(1,250,000,000.00)	(1,250,000,000.00)	30-Sep-15	7-Oct-15	7-Oct-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1022USD01.526	4654	USD	(38,000,000.00)	(38,000,000.00)	4-Dec-12	21-Dec-12	21-Oct-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1022USD1.875	5159	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-17	29-Sep-17	7-Oct-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1022USD1.875	5913	USD	(100,000,000.00)	(100,000,000.00)	8-Apr-20	20-Apr-20	7-Oct-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1122USD01.60	4770	USD	(1,000,000.00)	(1,000,000.00)	24-Sep-15	2-Nov-15	4-Nov-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1122USD02.13	5202	USD	(25,000,000.00)	(25,000,000.00)	14-Nov-17	21-Nov-17	21-Nov-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/1222USD00.50	4540	USD	(152,500,000.00)	(152,500,000.00)	12-Nov-02	5-Dec-02	5-Dec-22

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/1022USDSTR05	6249	USD	(7,165,000.00)	(7,165,000.00)	10-Sep-18	12-Oct-18	12-Oct-22

Sub-total Maturing Borrowings				(1,748,665,000.00)	(1,748,665,000.00)

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/1122ZAR03.88	6036	ZAR	(250,000,000.00)	(14,450,908.82)	10-Nov-20	18-Nov-20	18-Nov-22

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/1122ZAR04.14	6043	ZAR	(250,000,000.00)	(14,367,733.52)	12-Nov-20	19-Nov-20	21-Nov-22

	BOND/SELL ZAR/IBRD/Japanese Retail (Uridashi)/1122ZAR00.00	5759	ZAR	(19,000,000.00)	(1,104,461.73)	1-Oct-19	14-Nov-19	15-Nov-22

Sub-total Maturing Borrowings				(519,000,000.00)	(29,923,104.07)

Total Maturing Borrowings					(5,589,323,262.07)

Early Retirement

Japanese Yen

	BOND/BUY JPY/IBRD/FX_T (Non-Retail)/1037JPYSTR23	4559	JPY	(1,350,000,000.00)	(9,083,263.25)	4-Oct-07	30-Oct-07	30-Oct-37

	BOND/BUY JPY/IBRD/FX_T (Non-Retail)/1137JPYSTR01	4562	JPY	(6,700,000,000.00)	(45,691,683.43)	11-Oct-07	6-Nov-07	6-Nov-37

Sub-total Early Retirement				(8,050,000,000.00)	(54,774,946.68)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Russian Ruble

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/1122RUB06.75	560925	RUB	(669,000,000.00)	(10,514,734.77)	5-Oct-22	13-Oct-22	14-Nov-22

Sub-total Early Retirement				(669,000,000.00)	(10,514,734.77)

United States Dollars

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0526USDSTR01	556275	USD	(13,000,000.00)	(13,000,000.00)	28-Sep-22	5-Oct-22	31-May-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0526USDSTR01	560406	USD	(12,000,000.00)	(12,000,000.00)	4-Oct-22	12-Oct-22	31-May-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0526USDSTR01	579260	USD	(5,000,000.00)	(5,000,000.00)	26-Oct-22	3-Nov-22	31-May-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0626USDSTR	579264	USD	(20,000,000.00)	(20,000,000.00)	26-Oct-22	3-Nov-22	28-Jun-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0826USDSTR	585001	USD	(20,488,000.00)	(20,488,000.00)	3-Nov-22	14-Nov-22	11-Aug-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0826USDSTR	599279	USD	(5,000,000.00)	(5,000,000.00)	18-Nov-22	29-Nov-22	11-Aug-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/1128USDSTR01	554739	USD	(2,700,000.00)	(2,700,000.00)	27-Sep-22	4-Oct-22	30-Nov-28

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0124USDSTR04	627617	USD	(243,750,000.00)	(243,750,000.00)	23-Dec-22	30-Dec-22	9-Jan-24

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0725USDSTR01	560924	USD	(50,000,000.00)	(50,000,000.00)	5-Oct-22	13-Oct-22	3-Jul-25

Sub-total Early Retirement				(371,938,000.00)	(371,938,000.00)

Total Early Retirement					(437,227,681.45)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2022 through December 31 2022

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	574529	USD	2,000,000.00	2,000,000.00	19-Oct-22	19-Oct-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	579918	USD	50,000,000.00	50,000,000.00	27-Oct-22	27-Oct-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	565561	USD	24,122,000.00	24,122,000.00	11-Oct-22	11-Oct-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	576318	USD	2,000,000.00	2,000,000.00	21-Oct-22	24-Oct-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	584323	USD	100,000,000.00	100,000,000.00	2-Nov-22	2-Nov-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	576319	USD	100,000,000.00	100,000,000.00	21-Oct-22	21-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	578589	USD	50,000,000.00	50,000,000.00	25-Oct-22	25-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	579257	USD	50,000,000.00	50,000,000.00	26-Oct-22	26-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	580731	USD	100,000,000.00	100,000,000.00	28-Oct-22	28-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	580732	USD	150,000,000.00	150,000,000.00	28-Oct-22	28-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	578592	USD	1,000,000.00	1,000,000.00	25-Oct-22	25-Oct-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	579255	USD	2,000,000.00	2,000,000.00	26-Oct-22	26-Oct-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	579917	USD	50,000,000.00	50,000,000.00	27-Oct-22	27-Oct-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221122 WB	573826	USD	30,188,000.00	30,188,000.00	18-Oct-22	18-Oct-22	22-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	578590	USD	50,000,000.00	50,000,000.00	25-Oct-22	25-Oct-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	578591	USD	2,000,000.00	2,000,000.00	25-Oct-22	25-Oct-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	587446	USD	17,000,000.00	17,000,000.00	4-Nov-22	4-Nov-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221125 WB	590216	USD	30,000,000.00	30,000,000.00	9-Nov-22	9-Nov-22	25-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	568827	USD	50,000,000.00	50,000,000.00	17-Oct-22	17-Oct-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	579920	USD	100,000,000.00	100,000,000.00	27-Oct-22	27-Oct-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	580730	USD	80,000,000.00	80,000,000.00	28-Oct-22	1-Nov-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	587450	USD	20,000,000.00	20,000,000.00	4-Nov-22	7-Nov-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221201 WB	579256	USD	50,000,000.00	50,000,000.00	26-Oct-22	26-Oct-22	1-Dec-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221205 WB	568820	USD	100,000,000.00	100,000,000.00	17-Oct-22	19-Oct-22	5-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221205 WB	568824	USD	50,000,000.00	50,000,000.00	17-Oct-22	17-Oct-22	5-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221206 WB	568826	USD	50,000,000.00	50,000,000.00	17-Oct-22	17-Oct-22	6-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221206 WB	578594	USD	100,000,000.00	100,000,000.00	25-Oct-22	25-Oct-22	6-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	587445	USD	100,000,000.00	100,000,000.00	4-Nov-22	4-Nov-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	587449	USD	100,000,000.00	100,000,000.00	4-Nov-22	4-Nov-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221213 WB	566938	USD	12,000,000.00	12,000,000.00	13-Oct-22	13-Oct-22	13-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	565568	USD	40,000,000.00	40,000,000.00	11-Oct-22	11-Oct-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	584328	USD	30,000,000.00	30,000,000.00	2-Nov-22	2-Nov-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	587451	USD	40,000,000.00	40,000,000.00	4-Nov-22	7-Nov-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	584327	USD	30,000,000.00	30,000,000.00	2-Nov-22	2-Nov-22	16-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	578588	USD	250,000,000.00	250,000,000.00	25-Oct-22	26-Oct-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	579921	USD	25,000,000.00	25,000,000.00	27-Oct-22	27-Oct-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	598136	USD	15,000,000.00	15,000,000.00	17-Nov-22	17-Nov-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	598138	USD	30,000,000.00	30,000,000.00	17-Nov-22	17-Nov-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	605630	USD	12,000,000.00	12,000,000.00	30-Nov-22	30-Nov-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	606545	USD	30,000,000.00	30,000,000.00	1-Dec-22	1-Dec-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221228 WB	566940	USD	25,700,000.00	25,700,000.00	13-Oct-22	14-Oct-22	28-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221229 WB	591966	USD	50,000,000.00	50,000,000.00	15-Nov-22	15-Nov-22	29-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221229 WB	603078	USD	100,000,000.00	100,000,000.00	28-Nov-22	1-Dec-22	29-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	587447	USD	40,000,000.00	40,000,000.00	4-Nov-22	4-Nov-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	587454	USD	200,000,000.00	200,000,000.00	4-Nov-22	7-Nov-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	598137	USD	80,000,000.00	80,000,000.00	17-Nov-22	17-Nov-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	601213	USD	100,000,000.00	100,000,000.00	22-Nov-22	23-Nov-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	606546	USD	200,000,000.00	200,000,000.00	1-Dec-22	1-Dec-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230103 WB	567671	USD	200,000,000.00	200,000,000.00	14-Oct-22	14-Oct-22	3-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230103 WB	573829	USD	200,000,000.00	200,000,000.00	18-Oct-22	18-Oct-22	3-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230103 WB	578593	USD	53,222,000.00	53,222,000.00	25-Oct-22	25-Oct-22	3-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230103 WB	601211	USD	100,000,000.00	100,000,000.00	22-Nov-22	22-Nov-22	3-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230103 WB	606547	USD	100,000,000.00	100,000,000.00	1-Dec-22	1-Dec-22	3-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230106 WB	591967	USD	50,000,000.00	50,000,000.00	15-Nov-22	15-Nov-22	6-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230106 WB	593159	USD	25,000,000.00	25,000,000.00	16-Nov-22	16-Nov-22	6-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230106 WB	601217	USD	55,000,000.00	55,000,000.00	22-Nov-22	22-Nov-22	6-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230109 WB	566941	USD	50,000,000.00	50,000,000.00	13-Oct-22	13-Oct-22	9-Jan-23

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230109 WB	566944	USD	25,000,000.00	25,000,000.00	13-Oct-22	14-Oct-22	9-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230109 WB	574522	USD	200,000,000.00	200,000,000.00	19-Oct-22	19-Oct-22	9-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230109 WB	576316	USD	50,000,000.00	50,000,000.00	21-Oct-22	21-Oct-22	9-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230109 WB	584325	USD	200,000,000.00	200,000,000.00	2-Nov-22	2-Nov-22	9-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230109 WB	611300	USD	100,000,000.00	100,000,000.00	6-Dec-22	6-Dec-22	9-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230109 WB	612068	USD	15,000,000.00	15,000,000.00	7-Dec-22	8-Dec-22	9-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230110 WB	565562	USD	15,000,000.00	15,000,000.00	11-Oct-22	11-Oct-22	10-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230110 WB	598140	USD	30,000,000.00	30,000,000.00	17-Nov-22	17-Nov-22	10-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230110 WB	612063	USD	30,000,000.00	30,000,000.00	7-Dec-22	8-Dec-22	10-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230112 WB	573824	USD	150,000,000.00	150,000,000.00	18-Oct-22	19-Oct-22	12-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230112 WB	612067	USD	50,000,000.00	50,000,000.00	7-Dec-22	7-Dec-22	12-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230113 WB	566943	USD	50,000,000.00	50,000,000.00	13-Oct-22	13-Oct-22	13-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230117 WB	565572	USD	12,000,000.00	12,000,000.00	11-Oct-22	11-Oct-22	17-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230117 WB	612820	USD	75,000,000.00	75,000,000.00	8-Dec-22	8-Dec-22	17-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230117 WB	623324	USD	60,000,000.00	60,000,000.00	19-Dec-22	19-Dec-22	17-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230118 WB	565565	USD	100,000,000.00	100,000,000.00	11-Oct-22	11-Oct-22	18-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230123 WB	587448	USD	50,000,000.00	50,000,000.00	4-Nov-22	4-Nov-22	23-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230123 WB	601216	USD	50,000,000.00	50,000,000.00	22-Nov-22	22-Nov-22	23-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230124 WB	574526	USD	25,000,000.00	25,000,000.00	19-Oct-22	20-Oct-22	24-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230124 WB	603077	USD	20,000,000.00	20,000,000.00	28-Nov-22	29-Nov-22	24-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230124 WB	605635	USD	12,000,000.00	12,000,000.00	30-Nov-22	1-Dec-22	24-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230125 WB	606549	USD	45,000,000.00	45,000,000.00	1-Dec-22	2-Dec-22	25-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230125 WB	611311	USD	12,000,000.00	12,000,000.00	6-Dec-22	6-Dec-22	25-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230126 WB	611304	USD	30,000,000.00	30,000,000.00	6-Dec-22	6-Dec-22	26-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230126 WB	612816	USD	25,000,000.00	25,000,000.00	8-Dec-22	8-Dec-22	26-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230127 WB	587443	USD	40,000,000.00	40,000,000.00	4-Nov-22	9-Nov-22	27-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230127 WB	587444	USD	200,000,000.00	200,000,000.00	4-Nov-22	7-Nov-22	27-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230127 WB	611301	USD	150,000,000.00	150,000,000.00	6-Dec-22	6-Dec-22	27-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230131 WB	576317	USD	50,000,000.00	50,000,000.00	21-Oct-22	26-Oct-22	31-Jan-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230201 WB	568823	USD	50,000,000.00	50,000,000.00	17-Oct-22	19-Oct-22	1-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230201 WB	625057	USD	13,462,000.00	13,462,000.00	21-Dec-22	22-Dec-22	1-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230202 WB	568822	USD	50,000,000.00	50,000,000.00	17-Oct-22	19-Oct-22	2-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230202 WB	584326	USD	300,000,000.00	300,000,000.00	2-Nov-22	3-Nov-22	2-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230203 WB	584324	USD	150,000,000.00	150,000,000.00	2-Nov-22	3-Nov-22	3-Feb-23

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230206 WB	612069	USD	15,000,000.00	15,000,000.00	7-Dec-22	8-Dec-22	6-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230206 WB	612070	USD	25,000,000.00	25,000,000.00	7-Dec-22	8-Dec-22	6-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230206 WB	612815	USD	300,000,000.00	300,000,000.00	8-Dec-22	9-Dec-22	6-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230207 WB	614597	USD	10,000,000.00	10,000,000.00	12-Dec-22	13-Dec-22	7-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230207 WB	616794	USD	15,000,000.00	15,000,000.00	15-Dec-22	15-Dec-22	7-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230207 WB	623325	USD	19,500,000.00	19,500,000.00	19-Dec-22	19-Dec-22	7-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230209 WB	598139	USD	50,000,000.00	50,000,000.00	17-Nov-22	17-Nov-22	9-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230210 WB	623326	USD	35,500,000.00	35,500,000.00	19-Dec-22	19-Dec-22	10-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230213 WB	566942	USD	4,000,000.00	4,000,000.00	13-Oct-22	13-Oct-22	13-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230215 WB	568825	USD	50,000,000.00	50,000,000.00	17-Oct-22	17-Oct-22	15-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230221 WB	591968	USD	20,000,000.00	20,000,000.00	15-Nov-22	17-Nov-22	21-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230222 WB	568821	USD	45,000,000.00	45,000,000.00	17-Oct-22	19-Oct-22	22-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230223 WB	605637	USD	40,000,000.00	40,000,000.00	30-Nov-22	30-Nov-22	23-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230224 WB	587453	USD	50,000,000.00	50,000,000.00	4-Nov-22	10-Nov-22	24-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230224 WB	603074	USD	10,000,000.00	10,000,000.00	28-Nov-22	28-Nov-22	24-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230224 WB	605639	USD	25,000,000.00	25,000,000.00	30-Nov-22	1-Dec-22	24-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230224 WB	612817	USD	30,000,000.00	30,000,000.00	8-Dec-22	8-Dec-22	24-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230228 WB	579922	USD	15,000,000.00	15,000,000.00	27-Oct-22	27-Oct-22	28-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230228 WB	579923	USD	15,000,000.00	15,000,000.00	27-Oct-22	27-Oct-22	28-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230228 WB	584329	USD	100,000,000.00	100,000,000.00	2-Nov-22	3-Nov-22	28-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230228 WB	593160	USD	250,000,000.00	250,000,000.00	16-Nov-22	17-Nov-22	28-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230228 WB	625983	USD	20,000,000.00	20,000,000.00	22-Dec-22	22-Dec-22	28-Feb-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230301 WB	593162	USD	30,000,000.00	30,000,000.00	16-Nov-22	18-Nov-22	1-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230302 WB	584322	USD	20,000,000.00	20,000,000.00	2-Nov-22	2-Nov-22	2-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230302 WB	591970	USD	13,000,000.00	13,000,000.00	15-Nov-22	17-Nov-22	2-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230303 WB	584321	USD	100,000,000.00	100,000,000.00	2-Nov-22	3-Nov-22	3-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230303 WB	587452	USD	100,000,000.00	100,000,000.00	4-Nov-22	4-Nov-22	3-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230303 WB	593161	USD	30,000,000.00	30,000,000.00	16-Nov-22	16-Nov-22	3-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230303 WB	611306	USD	5,000,000.00	5,000,000.00	6-Dec-22	6-Dec-22	3-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230306 WB	612071	USD	250,000,000.00	250,000,000.00	7-Dec-22	8-Dec-22	6-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230306 WB	612814	USD	100,000,000.00	100,000,000.00	8-Dec-22	8-Dec-22	6-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230307 WB	615310	USD	250,000,000.00	250,000,000.00	13-Dec-22	14-Dec-22	7-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230310 WB	624126	USD	3,507,000.00	3,507,000.00	20-Dec-22	20-Dec-22	10-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230310 WB	625982	USD	100,000,000.00	100,000,000.00	22-Dec-22	22-Dec-22	10-Mar-23

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230313 WB	605631	USD	50,000,000.00	50,000,000.00	30-Nov-22	1-Dec-22	13-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230313 WB	605632	USD	10,000,000.00	10,000,000.00	30-Nov-22	1-Dec-22	13-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230313 WB	612064	USD	20,000,000.00	20,000,000.00	7-Dec-22	8-Dec-22	13-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230314 WB	568828	USD	20,000,000.00	20,000,000.00	17-Oct-22	18-Oct-22	14-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230314 WB	568829	USD	20,000,000.00	20,000,000.00	17-Oct-22	18-Oct-22	14-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230315 WB	565569	USD	100,000,000.00	100,000,000.00	11-Oct-22	13-Oct-22	15-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230315 WB	568830	USD	100,000,000.00	100,000,000.00	17-Oct-22	24-Oct-22	15-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230315 WB	600474	USD	200,000,000.00	200,000,000.00	21-Nov-22	22-Nov-22	15-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230315 WB	605638	USD	200,000,000.00	200,000,000.00	30-Nov-22	2-Dec-22	15-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230315 WB	616795	USD	200,000,000.00	200,000,000.00	15-Dec-22	20-Dec-22	15-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230316 WB	605634	USD	10,000,000.00	10,000,000.00	30-Nov-22	1-Dec-22	16-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230320 WB	588811	USD	400,000,000.00	400,000,000.00	7-Nov-22	7-Nov-22	20-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230320 WB	617890	USD	100,000,000.00	100,000,000.00	16-Dec-22	19-Dec-22	20-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230320 WB	623327	USD	150,000,000.00	150,000,000.00	19-Dec-22	20-Dec-22	20-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230320 WB	623328	USD	25,000,000.00	25,000,000.00	19-Dec-22	19-Dec-22	20-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230320 WB	623334	USD	25,000,000.00	25,000,000.00	19-Dec-22	19-Dec-22	20-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230320 WB	623338	USD	30,000,000.00	30,000,000.00	19-Dec-22	19-Dec-22	20-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230320 WB	624125	USD	9,500,000.00	9,500,000.00	20-Dec-22	21-Dec-22	20-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230320 WB	625055	USD	50,000,000.00	50,000,000.00	21-Dec-22	21-Dec-22	20-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230322 WB	601214	USD	50,000,000.00	50,000,000.00	22-Nov-22	23-Nov-22	22-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230323 WB	603079	USD	35,000,000.00	35,000,000.00	28-Nov-22	28-Nov-22	23-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230323 WB	614598	USD	30,000,000.00	30,000,000.00	12-Dec-22	13-Dec-22	23-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230323 WB	616796	USD	15,000,000.00	15,000,000.00	15-Dec-22	15-Dec-22	23-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230323 WB	627597	USD	9,000,000.00	9,000,000.00	23-Dec-22	23-Dec-22	23-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230324 WB	611302	USD	100,000,000.00	100,000,000.00	6-Dec-22	6-Dec-22	24-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230324 WB	615313	USD	28,000,000.00	28,000,000.00	13-Dec-22	13-Dec-22	24-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230327 WB	574524	USD	4,550,000.00	4,550,000.00	19-Oct-22	20-Oct-22	27-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230327 WB	627598	USD	300,000,000.00	300,000,000.00	23-Dec-22	23-Dec-22	27-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230328 WB	566239	USD	100,000,000.00	100,000,000.00	12-Oct-22	13-Oct-22	28-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230328 WB	574523	USD	20,000,000.00	20,000,000.00	19-Oct-22	20-Oct-22	28-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230328 WB	574528	USD	22,000,000.00	22,000,000.00	19-Oct-22	20-Oct-22	28-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230328 WB	625984	USD	20,000,000.00	20,000,000.00	22-Dec-22	22-Dec-22	28-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230329 WB	605629	USD	50,000,000.00	50,000,000.00	30-Nov-22	30-Nov-22	29-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230330 WB	565574	USD	100,000,000.00	100,000,000.00	11-Oct-22	12-Oct-22	30-Mar-23

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230330 WB	567672	USD	100,000,000.00	100,000,000.00	14-Oct-22	14-Oct-22	30-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230331 WB	565570	USD	50,000,000.00	50,000,000.00	11-Oct-22	12-Oct-22	31-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230331 WB	565573	USD	50,000,000.00	50,000,000.00	11-Oct-22	12-Oct-22	31-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230331 WB	573828	USD	100,000,000.00	100,000,000.00	18-Oct-22	18-Oct-22	31-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230331 WB	593164	USD	100,000,000.00	100,000,000.00	16-Nov-22	17-Nov-22	31-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230331 WB	611307	USD	5,000,000.00	5,000,000.00	6-Dec-22	6-Dec-22	31-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230331 WB	612062	USD	100,000,000.00	100,000,000.00	7-Dec-22	8-Dec-22	31-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230331 WB	612065	USD	50,000,000.00	50,000,000.00	7-Dec-22	8-Dec-22	31-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230331 WB	625056	USD	400,000,000.00	400,000,000.00	21-Dec-22	21-Dec-22	31-Mar-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230403 WB	573827	USD	25,000,000.00	25,000,000.00	18-Oct-22	18-Oct-22	3-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230403 WB	593163	USD	50,000,000.00	50,000,000.00	16-Nov-22	18-Nov-22	3-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230403 WB	615315	USD	25,000,000.00	25,000,000.00	13-Dec-22	14-Dec-22	3-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230403 WB	623329	USD	200,000,000.00	200,000,000.00	19-Dec-22	19-Dec-22	3-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230404 WB	601212	USD	20,000,000.00	20,000,000.00	22-Nov-22	22-Nov-22	4-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230405 WB	615311	USD	250,000,000.00	250,000,000.00	13-Dec-22	14-Dec-22	5-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230406 WB	591971	USD	23,000,000.00	23,000,000.00	15-Nov-22	17-Nov-22	6-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230406 WB	612819	USD	25,000,000.00	25,000,000.00	8-Dec-22	8-Dec-22	6-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230410 WB	574527	USD	100,000,000.00	100,000,000.00	19-Oct-22	19-Oct-22	10-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230410 WB	577068	USD	100,000,000.00	100,000,000.00	24-Oct-22	25-Oct-22	10-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230411 WB	608713	USD	15,000,000.00	15,000,000.00	5-Dec-22	6-Dec-22	11-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230411 WB	608714	USD	20,000,000.00	20,000,000.00	5-Dec-22	6-Dec-22	11-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230412 WB	611309	USD	30,000,000.00	30,000,000.00	6-Dec-22	6-Dec-22	12-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230414 WB	614596	USD	100,000,000.00	100,000,000.00	12-Dec-22	12-Dec-22	14-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230414 WB	617888	USD	100,000,000.00	100,000,000.00	16-Dec-22	19-Dec-22	14-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230417 WB	623335	USD	40,000,000.00	40,000,000.00	19-Dec-22	20-Dec-22	17-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230420 WB	603075	USD	25,000,000.00	25,000,000.00	28-Nov-22	29-Nov-22	20-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230424 WB	566939	USD	100,000,000.00	100,000,000.00	13-Oct-22	13-Oct-22	24-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230424 WB	579924	USD	100,000,000.00	100,000,000.00	27-Oct-22	27-Oct-22	24-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230424 WB	580733	USD	100,000,000.00	100,000,000.00	28-Oct-22	31-Oct-22	24-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230424 WB	600472	USD	50,000,000.00	50,000,000.00	21-Nov-22	22-Nov-22	24-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230424 WB	612066	USD	100,000,000.00	100,000,000.00	7-Dec-22	7-Dec-22	24-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230425 WB	604044	USD	20,000,000.00	20,000,000.00	29-Nov-22	30-Nov-22	25-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230425 WB	604047	USD	20,000,000.00	20,000,000.00	29-Nov-22	30-Nov-22	25-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230425 WB	605633	USD	25,000,000.00	25,000,000.00	30-Nov-22	1-Dec-22	25-Apr-23

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230426 WB	574525	USD	100,000,000.00	100,000,000.00	19-Oct-22	19-Oct-22	26-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230426 WB	579258	USD	100,000,000.00	100,000,000.00	26-Oct-22	26-Oct-22	26-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230426 WB	593165	USD	100,000,000.00	100,000,000.00	16-Nov-22	16-Nov-22	26-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230428 WB	617887	USD	10,000,000.00	10,000,000.00	16-Dec-22	16-Dec-22	28-Apr-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230501 WB	616793	USD	25,000,000.00	25,000,000.00	15-Dec-22	16-Dec-22	1-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230501 WB	617889	USD	100,000,000.00	100,000,000.00	16-Dec-22	16-Dec-22	1-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230504 WB	614599	USD	16,000,000.00	16,000,000.00	12-Dec-22	13-Dec-22	4-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230504 WB	624127	USD	25,000,000.00	25,000,000.00	20-Dec-22	20-Dec-22	4-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230508 WB	601215	USD	100,000,000.00	100,000,000.00	22-Nov-22	22-Nov-22	8-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230509 WB	603076	USD	25,000,000.00	25,000,000.00	28-Nov-22	29-Nov-22	9-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230510 WB	591969	USD	100,000,000.00	100,000,000.00	15-Nov-22	15-Nov-22	10-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230510 WB	600476	USD	100,000,000.00	100,000,000.00	21-Nov-22	21-Nov-22	10-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230515 WB	614593	USD	50,000,000.00	50,000,000.00	12-Dec-22	12-Dec-22	15-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230515 WB	614595	USD	5,000,000.00	5,000,000.00	12-Dec-22	12-Dec-22	15-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230516 WB	616797	USD	15,000,000.00	15,000,000.00	15-Dec-22	15-Dec-22	16-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230516 WB	623336	USD	60,000,000.00	60,000,000.00	19-Dec-22	20-Dec-22	16-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230522 WB	612061	USD	100,000,000.00	100,000,000.00	7-Dec-22	9-Dec-22	22-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230525 WB	612821	USD	20,000,000.00	20,000,000.00	8-Dec-22	8-Dec-22	25-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230526 WB	604045	USD	100,000,000.00	100,000,000.00	29-Nov-22	30-Nov-22	26-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230526 WB	615312	USD	100,000,000.00	100,000,000.00	13-Dec-22	13-Dec-22	26-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230526 WB	623337	USD	100,000,000.00	100,000,000.00	19-Dec-22	19-Dec-22	26-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230526 WB	625981	USD	100,000,000.00	100,000,000.00	22-Dec-22	22-Dec-22	26-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230531 WB	612818	USD	50,000,000.00	50,000,000.00	8-Dec-22	8-Dec-22	31-May-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230608 WB	624129	USD	100,000,000.00	100,000,000.00	20-Dec-22	20-Dec-22	8-Jun-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230609 WB	605636	USD	5,000,000.00	5,000,000.00	30-Nov-22	30-Nov-22	9-Jun-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230614 WB	604046	USD	10,000,000.00	10,000,000.00	29-Nov-22	29-Nov-22	14-Jun-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230616 WB	611308	USD	7,000,000.00	7,000,000.00	6-Dec-22	6-Dec-22	16-Jun-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230626 WB	623339	USD	100,000,000.00	100,000,000.00	19-Dec-22	19-Dec-22	26-Jun-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230626 WB	624124	USD	100,000,000.00	100,000,000.00	20-Dec-22	20-Dec-22	26-Jun-23

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230630 WB	624128	USD	7,000,000.00	7,000,000.00	20-Dec-22	20-Dec-22	30-Jun-23

Sub-total New Borrowings				15,384,251,000.00	15,384,251,000.00

Total New Borrowings					15,384,251,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Maturing Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	291788	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-21	15-Dec-21	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	292275	USD	(100,000,000.00)	(100,000,000.00)	14-Dec-21	15-Dec-21	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	301635	USD	(100,000,000.00)	(100,000,000.00)	20-Dec-21	20-Dec-21	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	303330	USD	(40,000,000.00)	(40,000,000.00)	21-Dec-21	21-Dec-21	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	311181	USD	(100,000,000.00)	(100,000,000.00)	6-Jan-22	6-Jan-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	345685	USD	(5,500,000.00)	(5,500,000.00)	24-Feb-22	28-Feb-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	490085	USD	(20,000,000.00)	(20,000,000.00)	26-Jul-22	26-Jul-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	490086	USD	(20,000,000.00)	(20,000,000.00)	26-Jul-22	26-Jul-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221003 WB	495319	USD	(50,000,000.00)	(50,000,000.00)	3-Aug-22	3-Aug-22	3-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221005 WB	514311	USD	(50,000,000.00)	(50,000,000.00)	25-Aug-22	25-Aug-22	5-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221005 WB	514325	USD	(100,000,000.00)	(100,000,000.00)	25-Aug-22	25-Aug-22	5-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221006 WB	514980	USD	(150,000,000.00)	(150,000,000.00)	26-Aug-22	26-Aug-22	6-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221007 WB	369620	USD	(100,000,000.00)	(100,000,000.00)	1-Apr-22	1-Apr-22	7-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	383959	USD	(100,000,000.00)	(100,000,000.00)	19-Apr-22	19-Apr-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	387992	USD	(100,000,000.00)	(100,000,000.00)	26-Apr-22	26-Apr-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	486745	USD	(15,000,000.00)	(15,000,000.00)	20-Jul-22	21-Jul-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	486746	USD	(20,000,000.00)	(20,000,000.00)	20-Jul-22	21-Jul-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	486747	USD	(25,000,000.00)	(25,000,000.00)	20-Jul-22	21-Jul-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	501011	USD	(10,000,000.00)	(10,000,000.00)	10-Aug-22	10-Aug-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	501829	USD	(15,000,000.00)	(15,000,000.00)	11-Aug-22	11-Aug-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221013 WB	294127	USD	(10,000,000.00)	(10,000,000.00)	16-Dec-21	16-Dec-21	13-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221013 WB	501822	USD	(75,000,000.00)	(75,000,000.00)	11-Aug-22	12-Aug-22	13-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221013 WB	501823	USD	(175,000,000.00)	(175,000,000.00)	11-Aug-22	12-Aug-22	13-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221013 WB	514326	USD	(50,000,000.00)	(50,000,000.00)	25-Aug-22	25-Aug-22	13-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221014 WB	486734	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-22	20-Jul-22	14-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221014 WB	486735	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-22	21-Jul-22	14-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221014 WB	488262	USD	(200,000,000.00)	(200,000,000.00)	22-Jul-22	25-Jul-22	14-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	388910	USD	(100,000,000.00)	(100,000,000.00)	27-Apr-22	28-Apr-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	398760	USD	(100,000,000.00)	(100,000,000.00)	10-May-22	10-May-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	407800	USD	(100,000,000.00)	(100,000,000.00)	19-May-22	19-May-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	490900	USD	(200,000,000.00)	(200,000,000.00)	27-Jul-22	27-Jul-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	501008	USD	(50,000,000.00)	(50,000,000.00)	10-Aug-22	10-Aug-22	17-Oct-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	501825	USD	(50,000,000.00)	(50,000,000.00)	11-Aug-22	12-Aug-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	514342	USD	(25,000,000.00)	(25,000,000.00)	25-Aug-22	26-Aug-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221018 WB	489322	USD	(50,000,000.00)	(50,000,000.00)	25-Jul-22	25-Jul-22	18-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221018 WB	514979	USD	(150,000,000.00)	(150,000,000.00)	26-Aug-22	26-Aug-22	18-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221019 WB	398758	USD	(25,000,000.00)	(25,000,000.00)	10-May-22	13-May-22	19-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221019 WB	514331	USD	(50,000,000.00)	(50,000,000.00)	25-Aug-22	25-Aug-22	19-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221020 WB	421880	USD	(50,000,000.00)	(50,000,000.00)	7-Jun-22	7-Jun-22	20-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221021 WB	487581	USD	(5,000,000.00)	(5,000,000.00)	21-Jul-22	21-Jul-22	21-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221021 WB	489326	USD	(5,000,000.00)	(5,000,000.00)	25-Jul-22	25-Jul-22	21-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	346916	USD	(100,000,000.00)	(100,000,000.00)	28-Feb-22	1-Mar-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	375899	USD	(100,000,000.00)	(100,000,000.00)	12-Apr-22	12-Apr-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486732	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-22	20-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486733	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-22	20-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486737	USD	(50,000,000.00)	(50,000,000.00)	20-Jul-22	20-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486743	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-22	21-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	486744	USD	(100,000,000.00)	(100,000,000.00)	20-Jul-22	20-Jul-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	500278	USD	(50,000,000.00)	(50,000,000.00)	9-Aug-22	9-Aug-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221025 WB	427535	USD	(40,000,000.00)	(40,000,000.00)	16-Jun-22	16-Jun-22	25-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221025 WB	493512	USD	(25,000,000.00)	(25,000,000.00)	1-Aug-22	2-Aug-22	25-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221027 WB	377447	USD	(100,000,000.00)	(100,000,000.00)	14-Apr-22	14-Apr-22	27-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221027 WB	495878	USD	(250,000,000.00)	(250,000,000.00)	4-Aug-22	4-Aug-22	27-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221031 WB	397554	USD	(300,000,000.00)	(300,000,000.00)	9-May-22	9-May-22	31-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221031 WB	486739	USD	(250,000,000.00)	(250,000,000.00)	20-Jul-22	21-Jul-22	31-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221101 WB	344312	USD	(100,000,000.00)	(100,000,000.00)	23-Feb-22	23-Feb-22	1-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221101 WB	375900	USD	(100,000,000.00)	(100,000,000.00)	12-Apr-22	12-Apr-22	1-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221101 WB	383961	USD	(100,000,000.00)	(100,000,000.00)	19-Apr-22	19-Apr-22	1-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221102 WB	416546	USD	(50,000,000.00)	(50,000,000.00)	1-Jun-22	3-Jun-22	2-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221102 WB	488260	USD	(200,000,000.00)	(200,000,000.00)	22-Jul-22	22-Jul-22	2-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221104 WB	421879	USD	(100,000,000.00)	(100,000,000.00)	7-Jun-22	7-Jun-22	4-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221104 WB	487577	USD	(200,000,000.00)	(200,000,000.00)	21-Jul-22	21-Jul-22	4-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	487579	USD	(4,000,000.00)	(4,000,000.00)	21-Jul-22	21-Jul-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	494787	USD	(50,000,000.00)	(50,000,000.00)	2-Aug-22	4-Aug-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	495869	USD	(25,000,000.00)	(25,000,000.00)	4-Aug-22	4-Aug-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	495879	USD	(25,000,000.00)	(25,000,000.00)	4-Aug-22	4-Aug-22	7-Nov-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	495881	USD	(25,000,000.00)	(25,000,000.00)	4-Aug-22	4-Aug-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	501009	USD	(100,000,000.00)	(100,000,000.00)	10-Aug-22	10-Aug-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	520719	USD	(30,000,000.00)	(30,000,000.00)	6-Sep-22	6-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	525297	USD	(100,000,000.00)	(100,000,000.00)	9-Sep-22	12-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	534706	USD	(100,000,000.00)	(100,000,000.00)	20-Sep-22	20-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	534707	USD	(100,000,000.00)	(100,000,000.00)	20-Sep-22	20-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	536305	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-22	23-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	537032	USD	(50,000,000.00)	(50,000,000.00)	23-Sep-22	23-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	557004	USD	(150,000,000.00)	(150,000,000.00)	29-Sep-22	29-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	557005	USD	(150,000,000.00)	(150,000,000.00)	29-Sep-22	29-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221107 WB	557006	USD	(200,000,000.00)	(200,000,000.00)	29-Sep-22	29-Sep-22	7-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221109 WB	425132	USD	(100,000,000.00)	(100,000,000.00)	13-Jun-22	13-Jun-22	9-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221110 WB	495325	USD	(30,000,000.00)	(30,000,000.00)	3-Aug-22	3-Aug-22	10-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	486731	USD	(50,000,000.00)	(50,000,000.00)	20-Jul-22	20-Jul-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	509478	USD	(5,000,000.00)	(5,000,000.00)	17-Aug-22	18-Aug-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	520713	USD	(19,200,000.00)	(19,200,000.00)	6-Sep-22	6-Sep-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	534710	USD	(300,000.00)	(300,000.00)	20-Sep-22	20-Sep-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	536295	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-22	22-Sep-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	574529	USD	(2,000,000.00)	(2,000,000.00)	19-Oct-22	19-Oct-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221114 WB	579918	USD	(50,000,000.00)	(50,000,000.00)	27-Oct-22	27-Oct-22	14-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	491618	USD	(200,000,000.00)	(200,000,000.00)	28-Jul-22	28-Jul-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	494786	USD	(150,000,000.00)	(150,000,000.00)	2-Aug-22	2-Aug-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	565561	USD	(24,122,000.00)	(24,122,000.00)	11-Oct-22	11-Oct-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	576318	USD	(2,000,000.00)	(2,000,000.00)	21-Oct-22	24-Oct-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221115 WB	584323	USD	(100,000,000.00)	(100,000,000.00)	2-Nov-22	2-Nov-22	15-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	486740	USD	(30,000,000.00)	(30,000,000.00)	20-Jul-22	22-Jul-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	576319	USD	(100,000,000.00)	(100,000,000.00)	21-Oct-22	21-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	578589	USD	(50,000,000.00)	(50,000,000.00)	25-Oct-22	25-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	579257	USD	(50,000,000.00)	(50,000,000.00)	26-Oct-22	26-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	580731	USD	(100,000,000.00)	(100,000,000.00)	28-Oct-22	28-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221116 WB	580732	USD	(150,000,000.00)	(150,000,000.00)	28-Oct-22	28-Oct-22	16-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221117 WB	294129	USD	(10,000,000.00)	(10,000,000.00)	16-Dec-21	16-Dec-21	17-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221117 WB	495877	USD	(20,000,000.00)	(20,000,000.00)	4-Aug-22	4-Aug-22	17-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221117 WB	496405	USD	(25,000,000.00)	(25,000,000.00)	5-Aug-22	5-Aug-22	17-Nov-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221117 WB	502715	USD	(20,000,000.00)	(20,000,000.00)	12-Aug-22	12-Aug-22	17-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221118 WB	491622	USD	(30,000,000.00)	(30,000,000.00)	28-Jul-22	29-Jul-22	18-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	496404	USD	(75,000,000.00)	(75,000,000.00)	5-Aug-22	8-Aug-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	502720	USD	(50,000,000.00)	(50,000,000.00)	12-Aug-22	12-Aug-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	523421	USD	(25,000,000.00)	(25,000,000.00)	7-Sep-22	7-Sep-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	525294	USD	(50,000,000.00)	(50,000,000.00)	9-Sep-22	13-Sep-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	578592	USD	(1,000,000.00)	(1,000,000.00)	25-Oct-22	25-Oct-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	579255	USD	(2,000,000.00)	(2,000,000.00)	26-Oct-22	26-Oct-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221121 WB	579917	USD	(50,000,000.00)	(50,000,000.00)	27-Oct-22	27-Oct-22	21-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221122 WB	492376	USD	(40,000,000.00)	(40,000,000.00)	29-Jul-22	1-Aug-22	22-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221122 WB	573826	USD	(30,188,000.00)	(30,188,000.00)	18-Oct-22	18-Oct-22	22-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	504456	USD	(10,000,000.00)	(10,000,000.00)	16-Aug-22	16-Aug-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	509471	USD	(50,000,000.00)	(50,000,000.00)	17-Aug-22	18-Aug-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	536306	USD	(100,000,000.00)	(100,000,000.00)	22-Sep-22	23-Sep-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	537045	USD	(100,000,000.00)	(100,000,000.00)	23-Sep-22	26-Sep-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	578590	USD	(50,000,000.00)	(50,000,000.00)	25-Oct-22	25-Oct-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	578591	USD	(2,000,000.00)	(2,000,000.00)	25-Oct-22	25-Oct-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221123 WB	587446	USD	(17,000,000.00)	(17,000,000.00)	4-Nov-22	4-Nov-22	23-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221125 WB	421881	USD	(50,000,000.00)	(50,000,000.00)	7-Jun-22	7-Jun-22	25-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221125 WB	509476	USD	(20,000,000.00)	(20,000,000.00)	17-Aug-22	17-Aug-22	25-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221125 WB	590216	USD	(30,000,000.00)	(30,000,000.00)	9-Nov-22	9-Nov-22	25-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221128 WB	406041	USD	(50,000,000.00)	(50,000,000.00)	17-May-22	18-May-22	28-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221128 WB	492379	USD	(10,000,000.00)	(10,000,000.00)	29-Jul-22	29-Jul-22	28-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221128 WB	495872	USD	(5,000,000.00)	(5,000,000.00)	4-Aug-22	4-Aug-22	28-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221129 WB	346915	USD	(100,000,000.00)	(100,000,000.00)	28-Feb-22	1-Mar-22	29-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221129 WB	398761	USD	(100,000,000.00)	(100,000,000.00)	10-May-22	10-May-22	29-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	370829	USD	(5,000,000.00)	(5,000,000.00)	4-Apr-22	6-Apr-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	426607	USD	(150,000,000.00)	(150,000,000.00)	15-Jun-22	16-Jun-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	514341	USD	(50,000,000.00)	(50,000,000.00)	25-Aug-22	26-Aug-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	568827	USD	(50,000,000.00)	(50,000,000.00)	17-Oct-22	17-Oct-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	579920	USD	(100,000,000.00)	(100,000,000.00)	27-Oct-22	27-Oct-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	580730	USD	(80,000,000.00)	(80,000,000.00)	28-Oct-22	1-Nov-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	587450	USD	(20,000,000.00)	(20,000,000.00)	4-Nov-22	7-Nov-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221201 WB	406050	USD	(50,000,000.00)	(50,000,000.00)	17-May-22	17-May-22	1-Dec-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221201 WB	495321	USD	(150,000,000.00)	(150,000,000.00)	3-Aug-22	3-Aug-22	1-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221201 WB	495324	USD	(50,000,000.00)	(50,000,000.00)	3-Aug-22	4-Aug-22	1-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221201 WB	579256	USD	(50,000,000.00)	(50,000,000.00)	26-Oct-22	26-Oct-22	1-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221205 WB	426611	USD	(100,000,000.00)	(100,000,000.00)	15-Jun-22	15-Jun-22	5-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221205 WB	492377	USD	(100,000,000.00)	(100,000,000.00)	29-Jul-22	29-Jul-22	5-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221205 WB	568820	USD	(100,000,000.00)	(100,000,000.00)	17-Oct-22	19-Oct-22	5-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221205 WB	568824	USD	(50,000,000.00)	(50,000,000.00)	17-Oct-22	17-Oct-22	5-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221206 WB	568826	USD	(50,000,000.00)	(50,000,000.00)	17-Oct-22	17-Oct-22	6-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221206 WB	578594	USD	(100,000,000.00)	(100,000,000.00)	25-Oct-22	25-Oct-22	6-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221207 WB	449176	USD	(100,000,000.00)	(100,000,000.00)	21-Jun-22	21-Jun-22	7-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221207 WB	504459	USD	(30,000,000.00)	(30,000,000.00)	16-Aug-22	17-Aug-22	7-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221207 WB	556268	USD	(94,000,000.00)	(94,000,000.00)	28-Sep-22	28-Sep-22	7-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221208 WB	513667	USD	(10,000,000.00)	(10,000,000.00)	24-Aug-22	24-Aug-22	8-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221208 WB	525295	USD	(250,000,000.00)	(250,000,000.00)	9-Sep-22	9-Sep-22	8-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221208 WB	525296	USD	(250,000,000.00)	(250,000,000.00)	9-Sep-22	9-Sep-22	8-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221209 WB	504460	USD	(30,000,000.00)	(30,000,000.00)	16-Aug-22	17-Aug-22	9-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	425130	USD	(100,000,000.00)	(100,000,000.00)	13-Jun-22	13-Jun-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	425847	USD	(100,000,000.00)	(100,000,000.00)	14-Jun-22	15-Jun-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	427539	USD	(100,000,000.00)	(100,000,000.00)	16-Jun-22	16-Jun-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	489325	USD	(100,000,000.00)	(100,000,000.00)	25-Jul-22	25-Jul-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	491621	USD	(100,000,000.00)	(100,000,000.00)	28-Jul-22	28-Jul-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	493514	USD	(50,000,000.00)	(50,000,000.00)	1-Aug-22	1-Aug-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	554732	USD	(3,520,000.00)	(3,520,000.00)	27-Sep-22	27-Sep-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	587445	USD	(100,000,000.00)	(100,000,000.00)	4-Nov-22	4-Nov-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	587449	USD	(100,000,000.00)	(100,000,000.00)	4-Nov-22	4-Nov-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221213 WB	490087	USD	(30,000,000.00)	(30,000,000.00)	26-Jul-22	26-Jul-22	13-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221213 WB	566938	USD	(12,000,000.00)	(12,000,000.00)	13-Oct-22	13-Oct-22	13-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	294131	USD	(4,000,000.00)	(4,000,000.00)	16-Dec-21	16-Dec-21	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	501828	USD	(30,000,000.00)	(30,000,000.00)	11-Aug-22	11-Aug-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	515634	USD	(150,000,000.00)	(150,000,000.00)	29-Aug-22	29-Aug-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	565568	USD	(40,000,000.00)	(40,000,000.00)	11-Oct-22	11-Oct-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	584328	USD	(30,000,000.00)	(30,000,000.00)	2-Nov-22	2-Nov-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221215 WB	587451	USD	(40,000,000.00)	(40,000,000.00)	4-Nov-22	7-Nov-22	15-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	489328	USD	(50,000,000.00)	(50,000,000.00)	25-Jul-22	26-Jul-22	16-Dec-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	495871	USD	(5,000,000.00)	(5,000,000.00)	4-Aug-22	5-Aug-22	16-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	501827	USD	(30,000,000.00)	(30,000,000.00)	11-Aug-22	11-Aug-22	16-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	513666	USD	(60,400,000.00)	(60,400,000.00)	24-Aug-22	26-Aug-22	16-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221216 WB	584327	USD	(30,000,000.00)	(30,000,000.00)	2-Nov-22	2-Nov-22	16-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553818	USD	(200,000,000.00)	(200,000,000.00)	26-Sep-22	26-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553819	USD	(200,000,000.00)	(200,000,000.00)	26-Sep-22	26-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553822	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-22	26-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553823	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-22	27-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	553825	USD	(25,000,000.00)	(25,000,000.00)	26-Sep-22	26-Sep-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221219 WB	578588	USD	(250,000,000.00)	(250,000,000.00)	25-Oct-22	26-Oct-22	19-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221220 WB	553820	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-22	26-Sep-22	20-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221220 WB	553821	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-22	26-Sep-22	20-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221221 WB	509472	USD	(50,000,000.00)	(50,000,000.00)	17-Aug-22	19-Aug-22	21-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221221 WB	534708	USD	(400,000,000.00)	(400,000,000.00)	20-Sep-22	20-Sep-22	21-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221223 WB	425849	USD	(100,000,000.00)	(100,000,000.00)	14-Jun-22	15-Jun-22	23-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221223 WB	426610	USD	(100,000,000.00)	(100,000,000.00)	15-Jun-22	15-Jun-22	23-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221223 WB	427538	USD	(100,000,000.00)	(100,000,000.00)	16-Jun-22	16-Jun-22	23-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221223 WB	534713	USD	(25,000,000.00)	(25,000,000.00)	20-Sep-22	20-Sep-22	23-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	406790	USD	(50,000,000.00)	(50,000,000.00)	18-May-22	18-May-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	510302	USD	(50,000,000.00)	(50,000,000.00)	18-Aug-22	19-Aug-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	554728	USD	(40,000,000.00)	(40,000,000.00)	27-Sep-22	28-Sep-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	579921	USD	(25,000,000.00)	(25,000,000.00)	27-Oct-22	27-Oct-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	598136	USD	(15,000,000.00)	(15,000,000.00)	17-Nov-22	17-Nov-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	598138	USD	(30,000,000.00)	(30,000,000.00)	17-Nov-22	17-Nov-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	605630	USD	(12,000,000.00)	(12,000,000.00)	30-Nov-22	30-Nov-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	606545	USD	(30,000,000.00)	(30,000,000.00)	1-Dec-22	1-Dec-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221228 WB	554727	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-22	27-Sep-22	28-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221228 WB	566940	USD	(25,700,000.00)	(25,700,000.00)	13-Oct-22	14-Oct-22	28-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221229 WB	591966	USD	(50,000,000.00)	(50,000,000.00)	15-Nov-22	15-Nov-22	29-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221229 WB	603078	USD	(100,000,000.00)	(100,000,000.00)	28-Nov-22	1-Dec-22	29-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	553817	USD	(10,000,000.00)	(10,000,000.00)	26-Sep-22	26-Sep-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	587447	USD	(40,000,000.00)	(40,000,000.00)	4-Nov-22	4-Nov-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	587454	USD	(200,000,000.00)	(200,000,000.00)	4-Nov-22	7-Nov-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	598137	USD	(80,000,000.00)	(80,000,000.00)	17-Nov-22	17-Nov-22	30-Dec-22

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	601213	USD	(100,000,000.00)	(100,000,000.00)	22-Nov-22	23-Nov-22	30-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221230 WB	606546	USD	(200,000,000.00)	(200,000,000.00)	1-Dec-22	1-Dec-22	30-Dec-22

Sub-total Maturing Borrowings				(15,340,930,000.00)	(15,340,930,000.00)

Total Maturing Borrowings					(15,340,930,000.00)